Sturgis Bancorp, Inc.

2003 Annual Report



March 25, 2004

To My Fellow Shareholders,

On behalf of the Directors and Employees of Sturgis Bancorp, Inc. and Sturgis Bank & Trust Company I am pleased to provide a copy of our 2003 Annual Report. In this Annual Report you will find many key ratios and measures of performance. I encourage you to study this information and participate as a shareholder. If you do not understand information contained in this report, or have suggestions, do not hesitate to contact me at (269)651-9345.

Our core values include community service and building long-term value for our shareholders. Those of you banking with us understand our commitment to sound performance and community service. Community service includes not only philanthropic endeavors, but also includes economic development. Our Bank is the leader in residential finance and we are now expanding our expertise to include a larger focus on commercial banking products. Our dedication to community banking has given us a competitive advantage in our market and our brand is well established. We plan on building on these successes over the coming year by focusing on building the core franchise. This commitment to community is the foundation that will lead to our continued performance.

I am proud to announce we will be celebrating our 100th year of operation in 2005. Our Bank was founded as a Building & Loan Association in 1905 to provide savings products and finance homes. We continue to be committed to residential financing, but we are now so much more then a simple Building & Loan. In addition to residential financing, we offer a wide array of financial products and services to the communities we service. We now offer commercial loans, consumer loans, trust services, brokerage services, certificates of deposit, checking and savings accounts. We have added these products and services to diversify our operations and meet the changing demands of our market. We encourage our shareholders to consider our products and services when choosing your financial partners. After all, you are contributing to your own success, when you do business with YOUR Bank. I assure you, we will provide excellent service as well as competitive products.

In 2003 we experienced a good year. We had victories and challenges. Even though our assets declined by 3.2%, our franchise (as measured by customer relationships) grew. The primary increase in customer relationships was from our mortgage banking activity. Loans serviced for others grew by 21.6%. These loans are primarily long-term fixed rate loans originated by the Bank and sold to the Federal Home Loan Mortgage Corporation and the Federal Home Loan Bank of Indianapolis. The loans were sold in an effort to control market and interest rate risks. We are currently experiencing the lowest rate cycle in over 40 years. In our opinion, this is not the right time to book long-term fixed rate loans. Such assets will decline in value as market interest rates increase. This is a long-term strategy. If you have invested in our Company with a long-term investment horizon, I believe this strategy makes sense to you. This is one example of how we manage the

Bank with long-term health and earnings in mind. Business strategies that provide short-term success, at the expense of long-term health, is not our style of conducting business.

Net income was down 6.6% from 2002. This was primarily caused by the Bank's exposure to declining interest rates. The Bank's net interest income decreased by 8.5% in 2003. Over the last several years the Bank has positioned itself for rising interest rates. The sustained low rates have caused pressure on the net interest margin for many banks. Our Bank has been no exception. Non interest income was up 6.6%. This was primarily related to our mortgage banking activity for 2003. The Bank has diversified operations over the last few years in an effort to diversify the income stream and reduce reliance on one primary source. We believe we have positioned the Bank for long-term shareholder value.

We believe driving economic growth is part of our mission. Pursuing this part of our mission occasionally exposes the Bank to credit losses. During 2003, a single large commercial credit defaulted on its debt covenants. This event required the Bank to allocate resources through a provision for loan losses. However, we do not believe the remaining portfolio poses more risk than is acceptable for a bank with our capital position. We have added additional staff in our commercial loan department to monitor levels of risk in the portfolio and we will provide allocations to our loan loss reserve as we determine appropriate for the risk profile contained. We will continue to search out sources of economic growth for our community and be part of the growth process.

In summary, our Bank continues to produce sound core earnings and we are focused on growing shareholder value, being a responsible corporate citizen and providing a work environment based on integrity and service. We look forward to our continuing role as the leading financial institution in St. Joseph County and continuing our contributions to the success of all of the communities in our market.

Sincerely,

Eric. L. Eishen,
President and CEO

CONTENTS

SELECTED FINANCIAL DATA

	At December 31,				
	2003	2002	2001	2000	1999
Total assets	$287,337,593	$296,684,457	$279,789,272	$271,116,489	$251,596,319
Cash and investment securities	29,079,322	39,767,645	28,801,672	25,533,283	23,493,106
Loans and loans held for sale	216,849,239	219,480,856	223,528,846	224,191,073	206,295,022
Mortgage -backed securities	11,720,452	8,912,723	1,034,119	1,261,585	1,519,508
Allowance for loan losses	2,294,157	1,920,037	1,300,000	803,744	730,000
Deposits	199,920,213	202,563,796	179,129,827	173,855,324	163,679,849
Short-term borrowings	5,875,538	6,671,907	6,000,000	9,560,855	23,506,029
Long-term borrowings	49,929,132	57,709,489	64,076,863	57,849,521	35,607,361
Stockholders' equity	29,158,351	27,452,528	28,496,934	26,515,396	25,347,607
Book Value per share	10.38	9.81	9.19	8.55	8.19
Shares outstanding (actual number)	2,808,535	2,799,535	3,101,534	3,101,534	3,094,886

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Interest income	$15,245,598	$17,410,692	$19,938,467	$19,138,924	$16,963,609
Interest expense	7,017,273	8,414,100	10,401,412	10,526,202	8,673,279
Provision for loan losses	819,709	1,494,916	1,056,194	309,000	104,000
Noninterest income	5,750,442	5,392,666	4,482,780	3,361,115	3,021,639
Noninterest expense	9,577,955	8,986,026	8,872,803	9,082,503	8,516,520
Federal income tax	976,014	1,117,929	1,302,901	765,468	688,000
Net income	2,605,089	2,790,387	2,787,937	1,816,866	2,003,449
Earnings per share (basic)	0.93	0.95	0.90	0.59	0.65
Earnings per share (diluted)	0.93	0.95	0.90	0.59	0.65
Cash dividends per share	0.35	0.28	0.26	0.22	0.19
Dividend payout ratio	37.73%	29.47%	28.89%	37.29%	29.23%
Equity/Assets ratio	10.15%	9.25%	10.19%	9.78%	10.07%
Return on assets	0.89%	0.95%	1.00%	0.69%	0.83%
Return on equity	9.16%	9.96%	10.14%	6.99%	8.16%
Weighted average shares outstanding (actual number):					
Basic	2,808,461	2,949,874	3,101,534	3,099,630	3,094,854
Diluted	2,811,468	2,952,239	3,101,534	3,099,630	3,099,503

CORPORATE YEAR IN REVIEW

On December 11, 2001, the shareholders of Sturgis Bank & Trust Company (the "Bank") approved the reorganization of the Bank to become a wholly owned subsidiary of Sturgis Bancorp, Inc. (the "Bancorp"), a financial holding company. The Bancorp is a financial holding company under the Bank Holding Company Act of 1956, as amended. This reorganization was effective January 1, 2002. As a result, historical information in this Annual Report for periods before the January 1, 2002 effective date relate to the Bank. Throughout this Annual Report Sturgis Bancorp, Inc. will be referred to as Bancorp and Sturgis Bank & Trust Company will be referred to as the Bank.

The Bank, a Michigan savings bank, was founded in 1905 as a state chartered mutual building and loan. The original mission of the Bank was to promote personal savings and provide financing for the purchase of homes. Today we remain committed to the same objectives by offering consumer, educational, and property improvement loans, along with a large selection of investment opportunities to our community.

Although the Bank's primary business has historically been and will continue to be the origination of first mortgage loans on 1-4 family unit homes, it has implemented strategies in the last few years that have increased commercial real estate and small business loans within its primary market area. Commercial loan growth was strong during 2003.

Offsetting the commercial loan growth is a reduction in residential mortgage loans. The historically low interest rates induced many borrowers to refinance mortgage and consumer debt into new mortgages. The Bank manages interest rate risk by selling long-term fixed-rate mortgages, so portfolio residential mortgages decreased during 2003. Consumer loans also decreased during 2003, due to borrowers who consolidated debt into mortgages.

The Bank has its main office in Sturgis and branch offices in Bronson, Centreville, Climax, Coldwater, Colon, South Haven, Sturgis, Three Rivers and White Pigeon, Michigan. The Bank's market area includes all of St. Joseph County and parts of Cass, Branch, Calhoun, Van Buren, Allegan, Hillsdale and Kalamazoo counties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This report contains statements that constitute forward-looking statements. These statements appear in several places in this report and include statements regarding intent, belief, outlook, objectives, efforts, estimates or expectations of Bancorp, primarily with respect to future events and the future financial performance of Bancorp. Any such forward-looking statements are not guarantees of future events or performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement. Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; government and regulatory policy changes; the outcome of any pending and future litigation and contingencies; trends in consumer behavior and ability to repay loans; and changes of the world, national and local economies. Bancorp undertakes no obligation to update, amend or clarify forward-looking statements as a result of new information, future events, or otherwise.

Critical Accounting Policies

The banking industry is highly regulated. Furthermore, the nature of the banking industry is such that, other than described below, the use of estimates and management judgment are not likely to present a material risk to the financial statements. In cases where estimates or management judgment are required, internal controls and processes are established to provide assurance that such estimates and management judgments are materially correct to the best of management's knowledge.

Allowance for loan losses - Accounting for loan classifications, accrual status, and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council ("FFIEC"), and the joint policy statement on the allowance for loan losses methodologies issued by the FFIEC. Accordingly, the allowance for loan losses includes a reserve calculation based on an evaluation of loans determined to be impaired, risk ratings, historical losses, loans past due, and other subjective factors. However, there is still a degree of subjectivity when formulating the level of the allowance for loan losses and historical trends may not be indicative of future levels provided to the reserve account.

Commercial loan rating system and identification of impaired loans – Bancorp has a defined risk rating system that is designed to assess the risk of individual loans and overall risk of the commercial loan portfolio. The system assigns a risk weighting to factors such as cash flow, collateral, financial condition, operating performance, repayment history, management, and strength of the customer's industry. An assessment of risk is performed as a part of the loan approval process as well as periodic updates based on the circumstances of the individual loan. Bancorp employs both internal and external loan review services to assess risk ratings.

Originated mortgage servicing rights ("OMSR") - Bancorp records the original "OMSR" based on market data. The OMSR is amortized into non-interest income in proportion to the period of the estimated future net servicing income of the underlying financial asset. Additionally, an independent third party valuation is performed to determine potential impairment of the OMSR as a result of changes in interest rates and expected future loan repayment speeds. Significant changes in interest rates or repayment speeds could have a significant impact on the carrying value of mortgage servicing assets.

Deferred income tax assets –Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Goodwill and Intangible Assets – Bancorp had $5.1 million of goodwill at December 31, 2003 and 2002. Effective January 1, 2002, Bancorp adopted Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which changes Bancorp's accounting for goodwill and other intangible assets. Generally intangible assets that meet certain criteria are recognized and subsequently amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives, such as Bancorp's goodwill, are not amortized. However, such assets are tested for impairment annually after adoption of SFAS 142.

Results of Operations

Bancorp reported net income of $2.6 million, $2.8 million and $2.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Basic earnings per share was $0.93, $0.95 and $0.90 for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in net interest income from 2002 to 2003 was offset by the decrease in the provision for loan losses. The increase in noninterest income, mostly from mortgage banking activities, contributed income to offset the increase in noninterest expenses.

Interest Income

2003 Compared to 2002. Interest income decreased $2.2 million to $15.2 million from $17.4 million. This decrease is primarily due to the decreases in interest rates and average loans outstanding to $214.5 million in 2003 from $217.6 million in 2002. Due to the general decline in interest rates, and the consumers' preference for fixed rate loan products, management consciously allowed the residential loan portfolio to decrease. Management does not wish to book long-term, fixed rate loans in the current interest rate environment. This action resulted in a decrease in residential mortgage loans for 2003. We believe the consequences to this action will result in greater future returns and less interest rate risk. During 2003 the decrease in average loans outstanding reduced interest income from loans by $221,526. The remaining $1.7 million decrease in interest income from loans is due to the change in rates. The increase in average commercial mortgage loans to $58.8 million in 2003 from $42.9 million in 2002 contributed $947,974 to interest income. The reduction in average yield earned on average commercial loans to 6.20% in 2003 from 6.89% in 2002 reduced interest income by $254,760. Management also believes the expansion of commercial lending will lead to an improved interest margin when rates increase. Most commercial credits are priced on a variable basis and the expansion of commercial deposit accounts, which are non-interest bearing, will help to reduce the cost of funding. Loan demand for the company has been strong despite the apparent decrease in booked loans. This fact is reflected in the increase in loans serviced for others. Loans serviced for others increased by $38.5 million, or 21.50%, in 2003, while the residential mortgage portfolio loans decreased by $9.1 million, or 7.10%. While the residential mortgage loans booked into the loan portfolio is negative, the Bank has a larger customer base than in 2002. This base gives us the ability to cross sell other Bank products and services. The long-term goal of management is to capitalize on the new relationships acquired by the bank during the last two years of record mortgage originations. The average yield on interest-earning assets decreased to 5.95% in 2003 from 6.71% in 2002. This is primarily due to changes in the composition of interest-earning assets and lower yields as interest-earning assets repriced through 2003. The Bank is positioned to increase interest income when interest rates increase. The decrease in interest expense was smaller than the decrease in interest income, due to the Bank's positive interest rate gap. The positive gap position will continue to have a negative impact on net interest income until market rates begin to increase. Management believes the current low rate environment is not the appropriate time to change its interest rate position. If the interest rate position would be changed and rates go up, the Bank would not realize the benefit of the positive interest rate gap. The funding costs of interest-bearing liabilities will continue to decrease in the current low rate environment, although the decreased cost will likely not match the larger decrease expected in loan rates in the current rate environment. Management anticipates interest rate increases, if the U.S. economic recovery accelerates.

2002 Compared to 2001. Interest income decreased $2.5 million to $17.4 million from $19.9 million. This decrease is primarily due to the decreases in interest rates and average loans outstanding to $217.6 million in 2002 from $224.6 million in 2001. The average yield on interest-earning assets decreased to 6.71% in 2002 from 7.87% in 2001. This is primarily due to changes in the composition of interest-earning assets and lower yields as interest-earning assets repriced through 2002. The Bank purchased mortgage-backed securities and interest-bearing deposits as loans refinanced and were subsequently sold. The Bank also purchased bank-owned life insurance at the end of 2001, which also contributed to the decrease in interest income from 2001 to 2002. Increases in the cash value of bank-owned life insurance are recognized as noninterest income.

Interest Expense

2003 Compared to 2002. Interest expense decreased $1.4 million to $7.0 million in 2003 from $8.4 million in 2002. This was primarily due to the decrease in rates paid on average interest-bearing deposits and FHLB advances. The rate paid on average interest-bearing liabilities decreased to 2.84% in 2003 from 3.39% in 2002.

2002 Compared to 2001. Interest expense decreased $2.0 million to $8.4 million in 2002 from $10.4 million in 2001. This was primarily due to the decrease in rates paid on average interest-bearing deposits and FHLB advances. The rate paid on average interest-bearing liabilities decreased to 3.39% in 2002 from 4.24% in 2001.

Net Interest Income

2003 Compared to 2002. Net interest income for the year ended December 31, 2003 was $8.2 million compared to $9.0 million for the year ended December 31, 2002, a decrease of $0.8 million or 8.9%. This decrease was caused primarily by decreases in the Bank's net interest margin to 3.11% in 2003 from 3.47% in 2002. Although market rates remained relatively stable during 2003, loans and investments continued to reprice lower in accordance with their contractual repricing frequency to a weighted average yield of 5.95% in 2003, compared to 6.71% in 2002. Rates paid on interest-bearing liabilities decreased to 2.85% for 2003 from 3.39% for 2002. The Bank has positioned itself for net interest income to increase with rising interest rates. If rates do not rise in 2004, management expects continued downward pressure on net interest income. Management expects rates to stay stable through most of 2004, followed by increases, if the U.S. economic recovery accelerates.

2002 Compared to 2001. Net interest income for the year ended December 31, 2002 was $9.0 million compared to $9.5 million for the year ended December 31, 2001, a decrease of $0.5 million or 5.7%. This decrease was caused primarily by decreases in the Bank's net interest margin to 3.47% in 2002 from 3.77% in 2001. As market rates decreased during 2002, loans and investments repriced lower in accordance with their adjustment cycle. Rates paid on interest-bearing liabilities decreased to 3.39% for 2002 from 4.24% for 2001.

Average Balances, Interest Rates and Yields. Net interest income is affected by the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" or "net interest margin," which is net interest income divided by average interest-earning assets. The Bank's net interest margin for 2003, 2002 and 2001 was, 3.21%, 3.47% and 3.77% respectively. This decrease over the last three years demonstrates the effect of the Bank's positive gap position during these years. A positive gap means that interest-bearing assets are repricing at a faster pace than interest-bearing liabilities. Management has anticipated an increase in rates over the last three years and resisted the temptation of placing long-term, fixed rate, assets on the balance sheet. This mitigation of interest rate risk has sacrificed short-term earnings under the current interest rate environment, but has placed the institution in a more favorable position when rates rise. The most significant risk to this business strategy is that rates do not ultimately rise. Management does not believe this scenario is likely in the long-term. Management expects interest rates to remain stable through most of 2004, followed by increases, if the U.S. economy recovers.

Average Balances and Interest Rates
Year Ended December 31,

	2003			2002		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:						
Loans (1)	$214,493,505	$13,820,902	6.44%	$217,597,254	$15,729,020	7.23%
Mortgage-backed securities	8,354,243	257,592	3.08%	6,083,847	238,145	3.91%
Investment securities (2)	15,231,418	573,762	3.76%	10,069,556	429,210	4.26%
Interest-bearing deposits	17,991,888	593,342	3.30%	25,879,158	1,014,317	3.92%
Total interest-earning assets	$256,071,054	$15,245,598	5.95%	$259,629,815	$17,410,692	6.71%
Interest-Bearing Liabilities:						
Deposits	$189,523,293	$4,134,633	2.18%	$184,120,609	$5,042,699	2.74%
FHLB advances	57,041,886	2,882,640	5.05%	64,034,040	3,317,401	5.27%
Total interest-bearing liabilities	$246,565,179	$7,017,273	2.84%	$248,154,649	$8,414,100	3.39%
Net interest income		$8,228,325			$8,996,592	
Interest rate spread			3.11%			3.32%
Net interest-earning assets	$9,505,875			$11,475,166		
Net interest margin			3.21%			3.47%

(1) Interest on loans includes fees. Nonaccrual loans and loans held for sale have been included in the average balances of loans.
(2) Yield on investment securities is reported on an actual and not a tax equivalent basis

	2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Interest-Earning Assets:			
Loans (1)	$224,638,896	$18,276,561	8.14%
Mortgage-backed securities	1,143,720	74,936	6.55%
Investment securities (2)	7,768,763	537,388	6.92%
Interest-bearing deposits	19,691,832	1,049,582	5.33%
Total interest-earning assets	$253,243,211	$19,938,467	7.87%
Interest-Bearing Liabilities:			
Deposits	$177,212,048	$6,369,577	3.59%
FHLB advances	68,153,648	4,031,835	5.92%
Total interest-bearing liabilities	$245,365,696	$10,401,412	4.24%
Net interest income		$9,537,055	
Interest rate spread			3.63%
Net interest-earning assets (liabilities)	$7,877,515		
Net interest margin			3.77%

(1) Interest on loans includes fees. Nonaccrual loans and loans held for sale have been included in the average balances of loans.
(2) Yield on investment securities is reported on an actual and not a tax equivalent basis

The following table presents information regarding the weighted average yields received on loans and other assets and the weighted average rates paid on deposits and borrowings on the last day of the years indicated. Non-accruing loans have been included in the table as loans carrying a zero yield.

	At December 31,		
	2003	**2002**	**2001**
Weighted average rate:			
Loans	5.92%	6.89%	7.58%
Mortgage-backed securities	4.34%	5.29%	6.61%
Investments(1)	4.58%	5.12%	5.90%
Interest-bearing deposits	2.66%	3.60%	4.26%
All interest-earning assets	5.60%	6.45%	7.33%
Weighted average cost:			
Deposits (interest-bearing)	1.90%	2.51%	2.77%
FHLB advances	4.62%	4.83%	5.68%
All interest-bearing liabilities	2.52%	3.10%	3.59%
Interest rate spread	3.08%	3.35%	3.74%

(1) Yield on investment securities is reported on an actual and not a tax equivalent basis.

Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense of Bancorp for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (change in volume multiplied by the prior year rate) and (ii) changes in rate (change in rate multiplied by the prior year volume). Rate/volume variances have been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2003 vs 2002 Increase (Decrease) Due To:			Year Ended December 31, 2002 vs 2001 Increase (Decrease) Due To:		
Interest Income:	Volume	Rate	Total	Volume	Rate	Total
Loans	($221,526)	($1,686,592)	($1,908,118)	($488,311)	($2,059,230)	($2,547,541)
Mortgage-backed securities	76,846	(57,399)	19,447	199,755	(36,456)	163,209
Investment securities	199,173	(54,621)	144,552	113,580	(221,758)	(108,178)
Interest-bearing deposits	(276,889)	(144,086)	(420,975)	339,450	(374,715)	(35,265)
Total interest-earning assets	(222,396)	(1,942,698)	(2,165,094)	164,474	(2,692,249)	(2,527,775)
Interest Expense:						
Deposits	144,174	(1,052,240)	(908,066)	337,882	(1,664,760)	(1,326,878)
FHLB advances	(357,328)	(131,433)	(488,761)	(173,773)	(486,661)	(660,434)
Total interest-bearing liabilities	(213,154)	(1,183,673)	(1,396,827)	164,109	(2,151,421)	(1,987,312)
Net Interest Income	($9,242)	($759,025)	($768,267)	$ 365	($540,828)	($540,463)

	Year Ended December 31, 2001 vs 2000 Increase (Decrease) Due To:		
Interest Income:	Volume	Rate	Total
Loans	$605,544	($426,458)	$179,086
Mortgage-backed securities	(15,888)	3,748	(12,140)
Investment securities	(390,143)	46,655	(343,488)
Interest-bearing deposits	981,726	(5,641)	976,085
Total interest-earning assets	1,181,239	(381,666)	799,543
Interest Expense:			
Deposits	137,383	(653,811)	(516,428)
FHLB advances	645,974	(254,336)	391,638
Total interest-bearing liabilities	783,357	(908,147)	(124,790)
Net Interest Income	$397,882	$526,451	$924,333

Provision for Loan Losses

2003 Compared to 2002. The provision for loan losses was $819,709 for the year ended December 31, 2003 and $1,494,916 for the year ended December 31, 2002, a decrease of $675,207. The provision for loan losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and economic conditions. Loans charged off during 2003, net of recoveries, was $445,589, compared to $874,879 during 2002. This reduction in net loans charged off allowed the Bank to reduce the provision for loan losses and still maintain an adequate balance in the allowance for loan losses.

Nonperforming loans have increased to $4.2 million at December 31, 2003 from $3.0 million at December 31, 2002. This increase in nonperforming loans is primarily due to one commercial relationship for $2.4 million. In 2003 the Bank had a significant commercial credit "out of compliance" with borrowing covenants. The Bank identified this credit and began corrective action. Ultimately, the firm discontinued operations and is in the process of liquidating its assets. The company has been successful at liquidating assets and reducing its debt to the Bank by approximately $2.0 million to $2.4 million. Management is confident we have adequately allowed for possible losses on this credit. A thorough analysis was conducted on the remaining collateral, consisting primarily of real estate in our local market area and a personal guarantee. The result of this analysis indicates the allowance for loan losses has been appropriately funded. This credit is still subject to the liquidation of the remaining assets and possible litigation related to the personal guarantee.

2002 Compared to 2001. The provision for loan losses was $1,494,916 for the year ended December 31, 2002 and $1,056,194 for the year ended December 31, 2001, an increase of $438,722. The increase was due to the depressed economy, which increased past due and classified loans, and the Bank's gradually changing portfolio to include more commercial loans. The provision for loan losses was based upon management's assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and economic conditions.

The provision for loan losses has been a subject of debate over the last year among business, the accounting industry and regulatory agencies. The correct provision is difficult to measure. It is influenced by the national, regional and local economic conditions and management's assessment of risk in the loan portfolio. There are no exact guidelines and therefore it is left to management to make its best estimate. Management believes the current level of the allowance for loan losses is adequate to cover all expected and unexpected credit risk in the portfolio. However, the mix of the Bank's loan portfolio has been changing over the last several years. The loan portfolio is becoming more heavily weighted with commercial credits. Commercial credits are inherently more risky then one-to-four-family mortgage loans. The collateral is generally more difficult to liquidate and the average size of the credit is larger. A single commercial credit defaulting has a larger impact on the provision for loan losses. The Bank allocates reserves on commercial loans at a higher percentage of the loan balance. The level of provision impacts current and future earnings of the Bank. This is why the subject is of interest to our shareholders, accountants and regulators. It is management's intention to provide an adequate amount to reserves to reflect the risk profile of the loan portfolio. If this requires high provisions in one year and less in another year, these adjustments will be effectuated. Historical levels of provisions should not be used to make assumptions regarding future required allocations.

The allowance for loan losses as a percentage of total loans has increased from 2001 to 2003. This increase is due to the increasing exposure of the Bank to commercial lending, weak economic development in the Bank's primary market area (Sturgis, Michigan) and one commercial credit that was impaired in 2003. Because of the Bank's continuing growth in commercial loans, the Bank expects to continue funding the allowance for loan losses due to higher risks related to commercial lending.

The Bank has implemented processes to accelerate its collections and foreclosure actions in an effort to reduce the level of nonperforming assets and net charge-offs. Exclusive of the single commercial credit, nonperforming assets have decreased along with the decrease in net charge-offs. Management expects the enhanced processes will continue to suppress the level of nonperforming assets and net charge-offs.

Noninterest Income

2003 Compared to 2002. Noninterest income was $5.8 million in 2003 compared to $5.4 million in 2002, an increase of $357,776. The primary component of this increase was noninterest income from mortgage banking activities. The increase in mortgage banking activities was due to the increase in loan sales during 2003 compared to 2002. Management does not believe this level of mortgage banking activity will be sustainable in 2004 and beyond. The level of activity for 2002 and 2003 was primarily driven by mortgage refinance activity. This refinance activity was driven by the historically low levels of interest rates available on long-term fixed rate mortgages. Most consumers qualifying to refinance have taken advantage of the low rates and are not likely to refinance in the next year. Management expects mortgage banking activity will be dominated primarily by purchases and sales, rather than refinances, during 2004. Proceeds from sale of loans increased to $126.3 million in 2003 from $108.7 million in 2002. Service charges and other fees decreased to $1.4 million in 2003 from $1.5 million in 2002, primarily due to a decrease in credit life insurance premiums earned to $19,589 in 2003 from $74,679 in 2002. This decrease in credit life insurance premiums earned is due to changes in consumer credit laws for insurance on second mortgages and refinance of consumer loans with credit life insurance during 2003. Brokerage commission income will continue to be a large proportion of non-interest income. Brokerage income is influenced by the U.S. economy and stock market values. This income presently makes up 14.73% of non-interest income.

2002 Compared to 2001. Noninterest income was $5.4 million in 2002 compared to $4.5 million in 2001, an increase of $909,886. The primary components of the increase were mortgage banking activities, an increase in cash surrender value of life insurance and Oakleaf commissions. The increase in mortgage banking activities was due to the increase in loan sales during 2002 compared to 2001. Proceeds from sale of loans increased to $109.3 million in 2002 from $74.3 million in 2001. Service fees and other charges decreased to $1.5 million in 2002 from $1.6 million in 2001, primarily due to a decrease in insufficient funds fees charged to checking account customers ("NSF fees"). NSF fees decreased to $562,634 in 2002 from $627,847 in 2001. During 2002, the Bank recognized an increase in cash surrender value of life insurance totaling $332,470, compared to $2,959 for 2001 related to insurance policies on key personnel. The life insurance was purchased with a single premium payment in December 2001. Commission income from Oakleaf increased to $970,737 in 2002 from $796,688 in 2001. This increase is due to growth in the relationships managed by Oakleaf.

Noninterest Expense

2003 Compared to 2002. Noninterest expense was $9.6 million in 2003, compared to $9.0 million in 2002, an increase of $591,929. The largest component of the increase was salaries and employee benefits, which increased $270,191 to $4.9 million in 2003 from $4.7 million in 2002. These increases are due to increases in the cost of employer-provided medical insurance and salary adjustments. Salary adjustments were the result of staffing changes and cost of living increases which took effect January 2003. To offset the increase in health insurance premiums for employees, the Bank instituted a premium sharing program in August 2003. Additional staffing has been added in 2003 to meet the increasing sophistication of the Bank's operations. The increase in sophistication relates primarily to commercial lending operations and the Bank's wholly owned subsidiary, Oakleaf Financial. The expansion into these areas was undertaken in an effort to diversify operations and reduce the Bank's reliance on mortgage banking activities for non-interest income. Management believes that fee income produced by Oakleaf Financial will help to stabilize non-interest income from operations. The Bank's compensation expense was also impacted by the payment of overtime to staff involved in the mortgage banking operations. Data processing expense increased $102,007, due to expenses incurred converting to a different servicer in the first quarter of 2003. At December 31, 2003, goodwill was not impaired and Management does not anticipate impairment in 2004. Management actively minimizes noninterest expense, although certain noninterest expenses are outside of Management's direct control. Management expects salaries and employee benefits to increase by 3-5% annually.

2002 Compared to 2001. Noninterest expense was $9.0 million in 2002, compared to $8.9 million in 2001, an increase of $113,223 or 1.3%. The largest component of the increase was salaries and employee benefits, which increased $640,158 to $4.7 million in 2002 from $4.0 million in 2001. These increases were due to increases in the cost of employer-provided medical insurance and salary adjustments. Employer-provided medical insurance was $615,320 in 2002 and $421,971 in 2001. Salary adjustments were the result of staffing changes and cost of living increases which took effect January 2002. Offsetting this increase were decreases in occupancy and equipment expense and amortization of goodwill. Occupancy and equipment expense decreased $104,074 to $1.3 million in 2002 from $1.4 million in 2001. Depreciation expense was the primary component of the decrease in occupancy and equipment expense. Depreciation expense decreased to $605,318 in 2002 from $670,844 in 2001. Amortization expense was not recognized in 2002, due to adoption of FAS 142. Upon adoption and at December 31, 2002 there was no impairment of the Bank's goodwill. Amortization expense for 2001 was $574,864.

The effective federal income tax rate was 27.3% in 2003, 28.6% in 2002 and 31.8% in 2001.

Cash Flows

Operating. Cash flows from operating activities are most significantly affected by net income and mortgage banking activities. Net income was $2,605,089, $2,790,387, and $2,787.937 for the years ended December 31, 2003, 2002 and 2001, respectively. Gain on sale of loans was $2.7 million, $2.0 million and $1.7 million for the years ended December 31, 2003, 2002, and 2001, respectively. Loans originated for sale and proceeds from the sale of loans also increased with the historically low mortgage loan rates. Loans originated for sale were $118.7 million, $111.1 million, and $77.3 million for the years ended December 31, 2003, 2002, and 2001, respectively. The increases in loans originated for sale in 2003, 2002 and 2001 are primarily due to the low residential mortgage rates. Proceeds from sales of loans were $126.3 million, $108.7 million, and $74.3 million for the years ended December 31, 2003, 2002, and 2001, respectively. Because the Bank generally has a policy of selling long-term fixed rate mortgage loans, the volume of loan sales varies with customer demand for these loans. Affecting cash flows from operating activities are the add-backs of non-cash expenses, which include the provision for loan losses, depreciation and amortization of mortgage servicing rights.

Investing. Cash flows from investing activities are most significantly affected by loans made to customers net of principal payments, changes in the Bank's investment portfolio, increases in interest-bearing deposits in banks, and the acquisition of bank owned life insurance. For the year ended December 31, 2003 there was a net increase in loans of $5.0 million. For the year ended December 31, 2002 and 2001 there were decreases in loans of $4.0 million and $3.0 million, respectively, primarily due to refinanced loans. Investment purchases and maturities also affect cash flows from investing activities. The Bank's management maintains investments at levels that balance returns with various risks. The Bank decreased its holdings of interest-bearing deposits in banks by $7.7 to $15.3 million at December 31, 2003 from $23.0 million at December 31, 2002. The Bank increased its holdings of interest-bearing deposits in banks by $8.0 million to $23.0 million at December 31, 2002 from $15.0 million at December 31, 2001. The Bank purchased $6.0 million of bank-owned life insurance in 2001. Management seeks to use loans as its primary investment option. But in the absence of attractive loan opportunities, the Bank may pursue other investment alternatives. Considerations for investment decisions include interest rate risk, liquidity needs, liquidity risk and credit risk.

Financing. Cash flows from financing activities are mostly affected by changes in deposits and FHLB advances. Deposits decreased $2.6 million for the year ended December 31, 2003 and increased $23.4 million and $3.8 million for the years ended December 31, 2002, and 2001, respectively. Certificates of deposit with balances greater than or equal to $100,000 (commonly referred to as Jumbo Certificates), which carry greater interest rate sensitivity, decreased by $5.0 million to $29.4 million at December 31, 2003. The Bank views Jumbo Certificates of deposit as a source of liquidity. The Bank's reliance on this funding source decreased in 2003 to 14.73% of deposits at December 31, 2003, compared to 17.01% of deposits at December 31, 2002. Transaction savings accounts and checking accounts increased $9.5 million, or 10.4%, from December 31, 2002 to December 31, 2003. Transaction savings accounts and checking accounts represent 50.59% of deposits at December 31, 2003, compared to 45.23% of deposits at December 31, 2002. Bank management is actively attempting to increase these core deposit account relationships. The increase in transaction savings accounts and checking accounts provides relatively inexpensive funding for future growth, compared to alternative certificates of deposit and FHLB advances at higher interest rates. The Bank also used FHLB advances for financing its operating and investing activities. The FHLB advances decreased $8.6 million and $5.7 million for the years ended December 31, 2003 and 2002 and increased $2.7 million for the year ended December 31, 2001. During the year ended December 31, 2003, the Bank used funds from maturing interest-bearing deposits in other banks to prepay $402,891 of FHLB advances due in May 2004 with an interest rate of 7.17%. FHLB advances are secured by Bank assets. The primary asset used by the FHLB is loans secured by real estate. The Bank may pledge specific loans or categories of loans for advance purposes. This poses risk to the Bank and stockholders in the fact these assets may become less liquid or subject to set-off. The borrowing base of the Bank is calculated, by the FHLB, based substantially on mortgage loans outstanding. If the Bank's mortgage loan portfolio shrinks it can impact the Bank's ability to utilize the FHLB as a source of funding and liquidity. The Bank will continue to use Jumbo Certificates of Deposit, FHLB advances and core deposits as its primary sources of funds for operations.

Financial Condition

General. The Bank's total assets at December 31, 2003 were $287.3 million compared to $296.7 million at December 31, 2002, a decrease of $9.3 million or 3.2%. Management had the opportunity to grow assets by retaining long-term, fixed rate, mortgage loans. We did not believe this was prudent asset management, during a time of historically low interest rates. We maintained our disciplined approach to managing interest rate risk. The decrease in assets was primarily in interest-bearing deposits in banks and loans held for sale. Management had invested in these deposits as a short-term strategy to enhance earning for the shareholder. We believed the funds would be deployed in 2003 in the form of increased loans held in portfolio. The low market interest rates prompted a heavy refinancing year for residential mortgages. The funds from the refinanced residential mortgages were redeployed into commercial loans, investments, and used to reduce advances at the FHLB.

Loans. The Bank's net loans increased to $215.5 million at December 31, 2003 from $212.0 million at December 31, 2002. This increase was primarily due to new commercial loans. Many consumers elected to refinance their adjustable-rate mortgage loans and consumer debt into fixed rate mortgages to take advantage of historically low interest rates. In addition to reducing net interest income, the refinance activity resulted in fewer residential loans in the Bank's portfolio. The Bank sells long-term, fixed rate, residential mortgages in the secondary market. Historically, the major buyer of these loans has been the Federal Home Loan Mortgage Corporation (FHLMC). In 2003 the Bank entered into an arrangement with the Federal Home Loan Bank of Indianapolis (FHLBI) to sell loans. This relationship provides an alternative buyer for Bank loans and Management believes this relationship may provide a higher profit margin on loans sold. The loan sales in 2003 decreased residential mortgage loans to $118.7 million at December 31, 2003 from $127.8 million at December 31, 2002. Commercial mortgage loans increased to $66.4 million, or 29.6% of gross loans, at December 31, 2003 from $50.4 million, or 23.2% of gross loans at December 31, 2002. The demand for fixed-rate mortgage loans in 2003 and 2002 was higher due to historically low interest rates during the period. The proceeds from sales of loans (primarily fixed-rate, residential mortgages) were $126.3 million and $108.7 million for 2003 and 2002, respectively. The mortgage loans originated for sale ($118.7 million during 2003 and $111.1 million during 2002) were primarily funded by the secondary mortgage market sales. The decision to sell fixed-rate mortgages with original maturities of 10-years or greater protects the Bank from the interest rate risk inherent in holding these longer term, fixed-rate loans and provides a source of liquidity to fund loan demand. Bank Management does not view the decrease in loan balances as a continuing trend. An increase in market interest rates will decelerate the pace of refinance activity in the residential loan portfolio and the Bank intends to continue focusing its efforts on growing commercial loans.

At December 31, 2003, outstanding loan commitments were $4.4 million and $42.1 million on fixed and variable-rate loans, respectively. Of these loan commitments, Management expects $18.4 million to be disbursed for new loans during the first half of 2004. The additional loan commitments are unused lines of credit, which may be drawn at any time by the borrower. These loan commitments will be funded by interest-bearing deposits, maturing assets, and additional FHLB borrowings, if needed.

Loans serviced for others increased by $38.5 million to $217.0 million at December 31, 2003 from $178.5 million at December 31, 2002. This servicing portfolio consists of loans originated by the Bank and sold in the secondary mortgage market with servicing retained by the Bank. Management believes this provides the Bank with a competitive advantage in its market. The retention of servicing requires the Bank to keep a higher staffing level than if the servicing is sold. But many consumers have discovered the difficulties encountered when loan servicing is sold. The retention of servicing also allows the Bank to cross-sell other banking products and services to these customers. The value of the right to service is appraised quarterly and any temporary impairment of the value of servicing rights is recognized quarterly. The originated mortgage servicing rights asset had a valuation allowance at December 31, 2003 of $22,274. This allowance was established to recognize the measured impairment of the asset. The Bank will continue to monitor the valuation of the servicing rights asset. If subsequent analysis shows changes in the appraised impairment, the valuation allowance will be adjusted to match the impairment. Management expects the value of servicing will increase as interest rates rise. Generally, consumers are less inclined to refinance a lower-than-market fixed rate mortgage when rates increase. If this logic prevails, the value of servicing should increase due to the expected increase in duration of the underlying cash flows.

Bancorp has no purchased mortgage servicing portfolio.

Interest-bearing Deposits in Banks. Interest-bearing deposits in banks were $15.3 million at December 31, 2003, compared to $23.0 million at December 31, 2002, a decrease of $7.7 million. The decrease of deposits was used to reduce FHLB advances. During 2002, growth in deposits and refinanced loans provided funds for investments in $100,000 certificates of deposit in domestic financial institutions.

Securities – Available for sale. Investment securities available for sale of $4.0 million at December 31, 2003 consisted of a mortgage-backed security issued by the Federal National Mortgage Association. The Bank's investment strategy has historically been to carry its mortgage-backed securities in the held-to-maturity portfolio. Management has changed this strategic decision, so that a balanced investment portfolio can more directly contribute to future liquidity needs by being carried as available-for-sale.

Securities – Held-to-maturity. Investment securities held-to-maturity consist of U.S agency mortgage-backed securities, municipal obligations, and a trust preferred security. The investment securities held-to-maturity were $10.9 million at December 31, 2003 compared to $12.6 million at December 31, 2002, a decrease of $1.7 million. The decrease was primarily due to matured municipal obligations and principal payments on mortgage-backed securities.

Deposits and Borrowed Funds. Deposits were $199.9 million at December 31, 2003 compared to $202.6 million at December 31, 2002, a decrease of $2.6 million or 1.3%. Although interest-bearing deposits decreased to $187.6 million at December 31, 2003, compared to $189.8 million at December 31, 2002, the decrease is due to a decrease of $11.7 million in certificates of deposit. Certificates of deposit with balances greater than or equal to $100,000 (commonly referred to as Jumbo Certificates), which carry greater interest rate sensitivity, decreased by $5.0 million to $29.4 million at December 31, 2003. The Bank views Jumbo Certificates of deposit as a source of liquidity. The Bank's reliance on this funding source decreased in 2003 to 14.73% of deposits at December 31, 2003, compared to 17.01% of deposits at December 31, 2002. Transaction savings accounts and checking accounts increased $9.5 million, or 10.4%, from December 31, 2002 to December 31, 2003. Transaction savings accounts and checking accounts represent 50.59% of deposits at December 31, 2003, compared to 45.23% of deposits at December 31, 2002. Bank management is actively attempting to increase these core deposit account relationships. The increase in transaction savings accounts and checking accounts provides relatively inexpensive funding for future growth, compared to alternative certificates of deposit and FHLB advances at higher interest rates. The Bank offers competitive rates on its time deposits and uses borrowed funds, when that strategy enhances net interest income.

The Bank has an available line of credit with the Federal Home Loan Bank of Indianapolis ("FHLB") which provides for advances up to $10.0 million and matures annually in March. The Bank will renew the line of credit at maturity in March 2004. All borrowings from FHLB are collateralized by substantially all mortgage loans.

Long-term advances were $49.9 million at December 31, 2003 compared to $57.7 million at December 31, 2002 a decrease of $7.8 million. Short-term advances were $5.9 million at

December 31, 2003 compared to $6.7 million at December 31, 2002 a decrease of $0.8 million. Management does not anticipate a need to increase FHLB advances until demand for portfolio loans increases.

Capital Resources

The stockholders' equity of the Bancorp was $29.2 million at December 31, 2003 compared to $27.5 million at December 31, 2002, an increase of $1.7 million or 6.21%. The primary component of this increase was net income $2.6 million less dividends paid of $982,987. During January 2002, the Board of Bancorp approved a program to repurchase up to 10 percent of Bancorp's issued and outstanding common stock in the open market and in privately negotiated transactions. Through December 31, 2002, Bancorp redeemed 301,999 shares of its common stock at a total redemption price of $3.0 million. The repurchase program expired in January 2003 with no additional stock repurchased. The stockholders' equity was 10.15% of total assets at December 31, 2003. Management continues to monitor and evaluate the best capital structure of Bancorp. A structure that provides sufficient capital to fund future growth, yet maximizes earnings per share, is deemed optimal. Management does not project a need for capital beyond what can be provided by retained earnings. If additional capital is needed, Bancorp will consider, among other options, issuing trust preferred securities or a secondary offering of common stock.

Asset/Liability Management

The primary component of Bancorp's earnings is net interest income of the Bank. The Bank's asset/liability management strategy is to maximize net interest income over time by reducing the impact of fluctuating interest rates. This is accomplished by matching the mix and maturities of its assets and liabilities. At the same time the Bank's asset/liability strategies for managing interest rate risk must also accommodate customer demands for particular types of deposit and loan products. The Bank uses asset/liability management techniques in an attempt to maintain a profitable mix of financial assets and liabilities, provide deposit and loan products that meet the needs of its market area, and maintain control over interest rate risk resulting from changes in interest rates.

Net interest income, the primary component of the Bank's net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities and repricings of its interest-sensitive assets and liabilities. At the same time, the Bank's asset/liability management strategies must also accommodate customer demands for particular types of deposit and loan products.

While much of the Bank's asset/liability management efforts involve strategies that increase the rate sensitivity of its loans and investments, such as the sale of long-term fixed rate loans, originations of adjustable rate loans and purchases of adjustable rate mortgage-backed securities or relatively short average life fixed-rate investments, it also uses techniques to reduce the rate sensitivity of its deposits and borrowed money. Those techniques include attracting longer-term certificates of deposit when the market will permit, emphasizing core deposits, which are less sensitive to changes in interest rates, and borrowing through long-term FHLB advances. The Bank's asset/liability management strategy will change when market rates change.

The Bank measures its exposure to interest rate fluctuations primarily by using a computer modeling system designed for savings institutions such as the Bank. The model uses assumptions which management believes are reasonable for the analysis. These assumptions include (but are not limited to) prepayment and decay rates based on nine interest rate scenarios. These assumptions are based on national statistics and may not reflect the Bank's own experience. It allows the Bank to adjust its asset-liability mix based on the interest rate risk identified. The analysis estimates the changes in the market value of the Bank's equity using interest rate change scenarios ranging from +4% to –4%, in 1% increments from current market rates. At December 31, 2003, the following table illustrates the interest rate sensitivity of the Bancorp's consolidated equity to changes in market interest rates.

(in Thousands of Dollars)	
Book value of stockholders' equity	$29,158
4% increase in market rates	45,548
3% increase in market rates	48,063
2% increase in market rates	47,651
1% increase in market rates	47,691
No change (current market value of equity)	46,697
1% decrease in market rates	44,752
2% decrease in market rates	42,160
3% decrease in market rates	39,051
4% decrease in market rates	34,762

As the table shows, Bancorp's book value of equity is less than estimated market value in all of the scenarios. That indicates that Bancorp is able to withstand fluctuations in market interest rates without posting a significant threat to either Bancorp's stockholders' equity or the federal deposit insurance system, and therefore, Bancorp can be deliberate in its actions to adjust the asset-liability mix. Bancorp would meet the regulatory minimum capital requirements in all of the interest-rate scenarios.

The Bank has an Asset-Liability Management Committee (ALCO) that meets as needed. The purpose of this Committee is to communicate, coordinate, and monitor asset-liability management procedures. The Committee establishes and monitors the volume and mix of both assets and funding sources. The objective is to manage assets and funding sources to produce results consistent with Bancorp's liquidity requirements, capital adequacy, growth, and profitability goals. To accomplish this objective, the ALCO uses internal budget variance reports, forecasts for changes in interest rates and consumer deposit activity, as well as forecasts of loan demand in each of the Bank's loan types, investment maturities and new investment alternatives, and various other internal and external reports.

Static Gap Analysis: The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. The following table summarizes the Bancorp's consolidated interest rate repricing gaps for selected maturity periods as of December 31, 2003:

(In Thousands)

	1 Mo.	2-3 Mos.	4-6 Mos.	7-9 Mos.	10-12 Mos.	>1-5 Yrs.	>5 Yrs.	Total
Non-loan interest-earning assets	$ 8,668	$ 5,910	$ 4,573	$ 1,283	$ 7,671	$ 12,074	$ 2,117	$ 42,296
Loans	83,910	12,090	17,490	17,216	18,192	61,679	4,000	214,517
Total interest-earning assets	$ 92,578	$ 18,000	$ 22,063	$ 18,499	$ 25,863	$ 73,753	$ 6,117	$256,873
Savings accounts	$ 1,323	$ 2,646	$ 4,120	$ 4,120	$ 4,120	$ 21,566	$ 5,710	$ 43,605
Checking accounts	1,772	3,556	5,613	5,613	5,613	27.997	7,371	57,535
Certificates & Term IRA's	2,887	6,137	8,886	4,222	6,428	52,840	5,098	86,498
Other IB liabilities (FHLB advances)	5,876	3,026	0	0	00	15,903	31,000	55,805
Total interest-bearing liabilities	$ 11,858	$ 15,365	$ 18,619	$ 13,955	$ 16,161	$118,306	$ 49,179	$243,443
Asset (liability) gap	$ 80,720	$ 2,635	$ 3,444	$ 4,544	$ 9,702	-$44,553	-$43,062	$ 13,430
Cumulative asset gap	80,720	83,355	86,799	91,343	101,045	55,492	13,430	
Cumulative gap as a percentage of cumulative earning assets	87.2%	75.4%	65.4%	60.4%	57.1%	22.5%	5.2%	

Total interest-earning assets exceeded interest-bearing liabilities by $13.4 million at December 31, 2003. This difference was funded mainly through non-interest-bearing liabilities. The above table shows that total assets maturing or repricing within one year exceed liabilities maturing or repricing within one year by $101.0 million. This indicates the Bancorp's net interest income would increase with rising interest rates, because more of its assets than liabilities would reprice at the higher rates in the next year. However, the repricing and cash flows of certain categories of assets and liabilities are subject to competitive and other influences that are beyond the control of the Bancorp. As a result, certain assets and liabilities indicated as maturing or repricing within a stated period may, in fact, mature or reprice in other periods or at different volumes.

Simulation: Bancorp recognizes the limitations of static gap analysis as a tool for managing its interest rate risk. Bancorp also uses a computer-based earnings simulation model to estimate the effects of various interest rate environments on the balance sheet structure and net interest income. These simulation techniques involve changes in interest rate relationships, asset and liability mixes, and prepayment options inherent in financial instruments, as well as interest rate levels in order to quantify risk. Bancorp's sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. Next, immediate parallel interest rate shocks are constructed in the model. The rate shocks reflect changes of equal magnitude to all market interest forecast under each of the rate shock scenarios. The resulting change in net interest income is an indication of the sensitivity change in net earnings to directional changes in market interest rates. This model is based solely on parallel changes in market rates and does not reflect the levels of interest rate risk that may arise from other factors such as changes in the spreads between key market rates or in the shape of the Treasury yield curve. The net interest income simulation model includes on-balance sheet loan, investment, deposit, and debt instruments as well as off-balance sheet interest rate swaps.

Bancorp's Board of Directors compares net interest income sensitivity to established tolerance limits for fluctuation. Throughout 2003, the forecasted exposure was within the Bancorp's established policy limits, except in falling rate change scenarios. Management recognizes the "out of policy" condition in the falling rate environment and has reported this condition to the Board quarterly. The Bancorp's Board of Directors and Management consider further significant rate decreases from December 31, 2003 unlikely and have not changed the Bank policy's tolerance limits to conform to the existing rate environment.

Net Interest Income Sensitivity: Change in Projected Results vs. Constant Rates

Year-End 2003 12 Month Projection

	Rate Shock Amount				
	(2.00%)	(1.00%)	0.00%	1.00%	2.00%
Percent Change in net interest income vs. constant rates	(9.68%)	(4.15%)	0.00%	1.27%	2.03%
ALCO Policy Limit	(6.00%)	(3.00%)	0.00%	(4.00%)	(8.00%)

Effect of Interest Rate Fluctuations

Bancorp's consolidated results of operations depend to a large extent on the Bank's level of net interest income, which is the difference between interest income earned on its loan and investment portfolios versus the interest paid on deposits and borrowed funds. If the cost of funds increases faster than the yield on its interest-earning assets, net interest income will be reduced.

Bancorp measures its interest rate risk primarily using simulation analysis. This analysis is prepared by the Chief Financial Officer and reviewed by the ALCO. ALCO is comprised of the Chief Executive Officer, Chief Financial Officer, Executive Vice President and Senior Officers of the Bank. Bancorp's Board of Directors review quarterly reports that estimate Bancorp's sensitivity to changes in interest rates. Sensitivity is estimated for net interest income and market value of portfolio equity.

While Bancorp uses various tools to monitor interest rate risk, it is unable to predict future fluctuations in interest rates or the specific impact thereof. The market value of most of Bancorp's financial assets is sensitive to fluctuations in market interest rates. Fixed-rate investments and mortgage loans decline in value as interest rates rise. Adjustable-rate investments and loans generally have less market value volatility than fixed-rate assets.

Liquidity

Bancorp maintains certain levels of liquid assets (the most liquid of which are cash and cash equivalents and investment securities) in order to meet demands from loan commitments, savings withdrawals and other obligations. Bancorp manages liquidity by maintaining a portion of its liquid assets in overnight accounts and by keeping various maturities in its portfolio of investment securities. The primary sources of liquidity are loan repayments, loan sales, maturing investments, deposit accounts, and FHLB borrowings.

The primary market factor that impacted liquidity throughout 2003 was low interest rates for residential mortgages. The residential mortgages that have refinanced into low fixed-rate terms have been sold to the secondary mortgage market, providing funds for Bancorp to redeploy. Bancorp originated commercial mortgage and commercial nonmortgage loans to hold in its portfolio, so the percentage of commercial loans to total loans increased. Excess funds from refinanced residential mortgages have been invested in securities available-for-sale and funded the decreases in deposits and borrowings. An increase in loan rates would probably reduce Bancorp's liquidity position, because borrowers would be more likely to prefer adjustable-rate mortgages, which Bancorp holds in its portfolio. Management expects market interest rates to remain stable through most of 2004, followed by increases as the U.S. economy recovers.

Contractual Obligations

The long-term debt obligations consist of certificates of deposit and advances from the Federal Home Loan Bank. The following schedule represents principal payments only and does not include interest.

	Payments Due by Period				
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Certificates of deposit	$86,497, 877	$28,560,353	$26,914,006	$25,925,965	$5,097,553
FHLB advances	49,929,132	3,025,849	5,903,283	10,000,000	31,000,000
Total contractual obligations	$136,427,009	$31,586,202	$32,817,289	$35,925,965	$36,097,553

Off-balance Sheet Activities

Other Commercial Credits – The Bank is a party to credit related financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet of the Bank.

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments for equity lines of credit or overdraft protection may expire without being drawn. Therefore, total commitments do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on Management's credit evaluation of the customer. Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized, may not contain a specified maturity date and may be drawn to the total extent of the Bank's commitment.

Commercial and standby letters of credit are a conditional commitment issued by the Bank to guarantee the performance of a customer to a third party. The letters of credit are primarily used to support public and private borrowing arrangements. All letters of credit have expiration dates within one year.

At December 31, 2003, the Bank had total commitments of $4.4 million and $42.4 million on fixed rate and variable rate loans, respectively.

The following table discloses contractual expiration dates for commitments of the Bank at December 31, 2003.

	Amount of Commitment Expiration Per Period				
	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Home equity lines of credit	$22,399,696	$ 2,476,712	$ -	$ 526,885	$19,396,099
Lines of credit	7,194,263	6,551,137	458,615	181,351	$ 3,160
Undisbursed construction loans	3,138,158	3,138,158	-	-	-
Standby letters of credit	230,000	230,000	-	-	-
New Loans	12,910,000	12,910,000	-	-	-
Total commitments with expiration	$45,872,117	$25,306,007	$ 458,615	$ 708,236	$19,399,259
Overdraft protection - no expiration	890,968				
Total commitments	$46,763,085				

All of the commercial credits are underwritten using the commercial loan underwriting guidelines.

Collateral Requirements – To reduce credit risks related to the use of credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Bank's credit evaluation of the borrower. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. Although these items are used to secure loans, they are not included on the balance sheet of Bancorp.

Legal Contingencies – Various legal claims also arise from time to time in the normal course of business which, in the opinion of Management, will have no material effect on Bancorp's consolidated financial statements.

Other Off-balance Sheet Activities – During the year ended December 31, 2003, Bancorp purchased an investment for $25,000 in a venture capital company. Bancorp has a minority interest of approximately 1% in the company. The venture capital company seeks viable projects in various stages of development for investment. Bancorp has committed to contribute an additional $225,000 as capital is required to fund projects.

Impact of Inflation

The majority of assets and liabilities of financial institutions are monetary in nature. Generally, changes in interest rates have a more significant impact on earnings of the Bank than inflation. Although influenced by inflation, changes in rates do not necessarily move in either the same magnitude or direction as changes in the price of goods and services. Inflation does impact the growth of total assets, creating a need to increase equity capital at a higher rate to maintain an adequate equity to assets ratio, which in turn reduces the amount of earnings available for cash dividends. Inflation for calendar year 2003 did not have a material impact on the Company.

Recent Accounting Developments

In June 2001, Statement of Financial Accounting Standards ("SFAS") No. 142 (FAS 142), *Goodwill and Other Intangible Assets* was issued and is effective for fiscal years beginning after December 15, 2001. Under FAS 142, identifiable intangible assets that meet certain criteria will continue to be amortized over their estimated useful lives. However, goodwill and non-identifiable intangible assets will no longer be amortized. Instead, these assets will be evaluated for impairment on an annual basis. If an asset is deemed to be impaired, the asset will be written down through an adjustment to current earnings. As a result of adopting FAS 142, Bancorp will no longer be amortizing goodwill. Goodwill amortization was $574,864 in 2001. No impairment loss was recorded upon adoption of FAS 142. For comparison purposes, had FAS 142 been adopted in 2001, adjusted net income would have been approximately $3,167,347 in 2001, compared to $2,605,089 and $2,790,387 in 2003 and 2002, respectively. The primary reason for the decrease in net income since 2001 is the lower net interest margin.

In November, 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 have been applied on a prospective basis to guarantees issued or modified after December 31, 2002. However, the value of such guarantees is immaterial and the adoption of this Standard did not have a material effect on Bancorp's financial statements.

On March 13, 2002, FASB determined that loan commitments related to the organization or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, Bancorp adopted such accounting on July 1, 2002. Bancorp enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans. The cumulative effect of adopting SFAS No. 133 for rate lock commitments as of July 1, 2002 was not material.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends disclosure requirements to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. SFAS No. 148 was effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, Bancorp will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs. The required disclosures are in Note 1 of Bancorp's financial statements for 2003.

Recent Legislation

The Sarbanes-Oxley Act of 2002 On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"). The stated goals of the Sarbanes-Oxley Act are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The Sarbanes-Oxley Act is the most far-reaching U.S. securities legislation enacted in some time. The Sarbanes-Oxley Act generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 or the Securities Exchange Act of

1934. Given the extensive SEC role in implementing rules relating to many of the Sarbanes-Oxley Act's new requirements, the final scope of these requirements remains to be determined.

The Sarbanes-Oxley Act includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC and the Comptroller General. The Sarbanes-Oxley Act represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

The Sarbanes-Oxley Act addresses, among other matters:

- audit committees for all reporting companies;
- certification of financial statements by the chief executive officer and the chief financial officer;
- the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- a prohibition on insider trading during pension plan black out periods;
- disclosure of off-balance sheet transactions;
- a prohibition on personal loans to directors and officers;
- expedited filing requirements for Forms 4's for reporting of securities transactions by directors and executive officers;
- disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;
- "real time" filing of periodic reports;
- the formation of a public accounting oversight board;
- auditor independence; and
- various increased criminal penalties for violations of securities laws.

The Sarbanes-Oxley Act contains provisions which became effective upon enactment on July 30, 2002 and provisions which will become effective at various times thereafter. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. The SEC continues to implement various components of the Sarbanes-Oxley Act.

Compliance with Section 404 of the Sarbanes-Oxley Act, requiring enhanced internal controls, testing and disclosures, will likely increase internal and external audit expenses of the Company. However because the final regulations have not been fully codified, Management is unable to accurately estimate the amount of these increases.

USA PATRIOT Act - Under the USA PATRIOT Act of 2001, adopted by the U.S. Congress on October 26, 2001 to combat terrorism, FDIC insured banks and commercial banks will be required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA PATRIOT Act requires banks to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts.

During 2002, the Federal Crimes Enforcement Network, a bureau of the Department of Treasury, issued regulations to implement the provisions of the USA PATRIOT Act. To date, it has not been possible to predict the impact and USA PATRIOT Act and its implementing regulations may have on Bancorp and the Bank.

DIRECTORS OF BANCORP

Raymond H. Dresser, Jr.	Chairman, Dresser, Dresser, Haas & Caywood, P.C. Retained Counsel
Eric L. Eishen	President and Chief Executive Officer, Sturgis Bank & Trust Company
Leonard L, Eishen	Retired President and Chief Executive Officer, Sturgis Bank & Trust Company
Lawrence A. Franks	Chairman of the Board President, Burr Oak Tool and Gauge Company, Inc.
Donald A. Frost	President, LTI Printing, Inc.
James A. Goethals	Vice Chairman of the Board Retired President, Sturgis Foundry Corporation
Philip G. Ward	President Emeritus, Glen Oaks Community College

OFFICERS OF BANCORP

Eric L. Eishen	President, Chief Executive Officer
Ronald W. Scheske	Vice President
Brian P. Hoggatt	Chief Financial Officer, Secretary/Treasurer

DIRECTORS OF THE BANK

Raymond H. Dresser, Jr.	Chairman, Dresser, Dresser, Haas & Caywood, P.C. Retained Counsel
Eric L. Eishen	President and Chief Executive Officer
Leonard L. Eishen	Retired President and Chief Executive Officer
Lawrence A. Franks	Vice Chairman of the Board President, Burr Oak Tool and Gauge Company, Inc.
Donald L. Frost	President, LTI Printing, Inc.
James A. Goethals	Chairman of the Board President, Sturgis Foundry Corporation – Retired
Philip G. Ward	President Emeritus, Glen Oaks Community College

OFFICERS OF THE BANK

Eric L. Eishen	President, Chief Executive Officer
Steven G. Gage	Senior Vice President, Commercial Lending
Brian P. Hoggatt	Senior Vice President, Chief Financial Officer, Treasurer, Corporate Secretary
Tracey L. Parker	Senior Vice President, Retail Lending
Ronald W. Scheske	Executive Vice President
David E. Watters	Vice President, Senior Trust Officer
Jose D. Albarran	Vice President
Donald G. Baldwin	Vice President, Operations, Compliance Officer
Debora L. Capman	Vice President, Trust Officer
Emily D. Haller	Vice President, Human Resources
Steven A. Haller	Vice President, Loss Mitigation
Jason J. Hyska	Vice President
Gary E. Metz	Vice President
Larry W. Miller	Vice President
Christine M. Moline	Vice President, Private Banking
Janet M. Stahl	Vice President (hired January 2004)
Jason A. Wagner	Vice President
Sandra J. Cagle	Assistant Vice President
Trudy R. Gloy	Assistant Vice President
Regina L. Schinker	Assistant Vice President (resigned January 2004)
Camille M. Wilson	Assistant Vice President

BANK CORPORATE INFORMATION

Location	Address	City, ST ZIP	Telephone	Fax
Sturgis (Main Office)	113-125 East Chicago Road	Sturgis, MI 49091	(269) 651-9345	(269) 651-5512
				(269) 651-8263
				(269) 865-5902
Branch Offices				
Bronson	863 West Chicago Road	Bronson, MI 49028	(517) 369-7322	(517) 369-2347
Centreville	158 West Main	Centreville, MI 49032	(269) 467-8525	(269) 467-4180
Climax	125 North Main	Climax, MI 49034	(269) 746-4256	(269) 746-4108
Coldwater	290 East Chicago Road	Coldwater, MI 49036	(517) 278-5634	(517) 278-5613
Colon	110 South Blackstone Street	Colon, MI 49040	(269) 432-3229	(269) 432-2971
South Haven	1121 LaGrange Street	South Haven, MI 49090	(269) 637-8444	(269) 637-5560
Sturgis	1001 South Centerville Road	Sturgis, MI 49091	(269) 651-9379	(269) 651-1514
Sturgis	1501 East Chicago Road	Sturgis, MI 49091	(269) 651-9345	(269) 651-5609
Three Rivers	115 North Main Street	Three Rivers, MI 49093	(269) 273-8481	(269) 273-1732
White Pigeon	122 West Chicago Road	White Pigeon, MI 49099	(269) 483-9668	(269) 483-2725

MARKET INFORMATION

Shares of common stock of Bancorp were held by 391 shareholders of record as of December 31, 2003 according to Bancorp's transfer agent. Bancorp's shares are traded on the NASDAQ Small Cap Market under the symbol of "STBI". Trading activity has been infrequent, and previous price information had not been regularly published.

The range of high and low trade prices for each quarterly period during the past two years is presented below:

	Year ended December 31,			
	2003		2002	
	High	Low	High	Low
First quarter	$10.60	$9.16	$10.00	$ 7.57
Second quarter	11.50	10.00	11.00	9.07
Third quarter	12.45	10.50	11.00	10.16
Fourth quarter	15.36	11.50	11.00	10.19

The trade prices listed above are based on actual transactions obtained from public Internet sources obtained by Bancorp.

The following table summarizes cash dividends paid per share of common stock for each quarterly period during 2003 and 2002.

	2003	2002
First quarter	$.08	$.07
Second quarter	.09	.07
Third quarter	.09	.07
Fourth quarter	.09	.07
	$.35	$.28

On December 11, 2001, the shareholders of the Bank approved the reorganization of the Bank to become a wholly owned subsidiary of Sturgis Bancorp, Inc., a financial holding company. Sturgis Bancorp, Inc. is a financial holding company under the Bank Holding Company Act of 1956, as amended (the "Bancorp"). This reorganization was approved at a special meeting of the shareholders of the Bank on December 11, 2001. Bancorp received all of the various federal and state regulatory approvals for this reorganization.

This reorganization became effective as of the opening of business on January 1, 2002. Bancorp is a legal entity separate and distinct from its subsidiaries. Substantially all of Bancorp's revenues result from dividends paid to it by the Bank and from earnings on investments. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank to Bancorp, as well as by Bancorp to its shareholders.

Under the Michigan Savings Bank Act, Bancorp may not declare a cash dividend or a dividend of any kind except out of net income then on hand after deducting all losses and bad debts, and then only if it will have a surplus amounting to not less than 20% of its capital after the payment of the dividend. Moreover, the Bank may not declare or pay any cash dividend or dividend in kind until the cumulative dividends on its preferred stock, if any, have been paid in full. Further, if the surplus of the Bank is at any time less than the amount of its capital, before the declaration of a cash dividend or dividend in kind, it must transfer to surplus not less than 10% of its net income for the preceding 6 months (in the case of quarterly or semi-annual dividends) or the preceding two consecutive 6 month periods (in the case of annual dividends).

Pursuant to the Michigan Business Corporation Act, Bancorp may not make distributions to its shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of it total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The payment of dividends by Bancorp and its subsidiaries may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice or prohibit the payment of future dividends. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the FDIC and the Division of Financial Institutions of the Michigan Department of Consumer & Industry Services Office of Financial and Insurance Services ("DFI") have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

INDEPENDENT ACCOUNTANTS

Bancorp has employed the accounting firm of Plante & Moran, PLLC as Independent Accountants for the years ended December 31, 2003, 2002, and 2001. There have been no disagreements on accounting or financial disclosure matters within this time period.

FORM 10-K REPORT

A copy of Bancorp's Annual Report on Form 10-K, as filed with the Securities Exchange Commission, for the year ended December 31, 2003, as well as other filings of Bancorp may be obtained by contacting Eric L. Eishen at Sturgis Bank & Trust Company, 113-125 East Chicago Road, Sturgis, Michigan 49091, telephone number (269) 651-9345 or through the Securities and Exchange Commission Edgar System at www.sec.gov. Copies of the Bank's filings with the

FDIC under the Securities Exchange Act of 1934 can be obtained from Sturgis Bank & Trust Company by contacting Eric L. Eishen at Sturgis Bank & Trust Company, 113-125 E Chicago Road, Sturgis, Michigan 49091, telephone number (269) 651-9345 or, for a nominal fee from the FDIC at telephone number (202) 898-8913 or fax number (202) 898-3909.

The Bank maintains a website at www.sturgisbank.com. On this site, a link is provided to the SEC's website that provides all filings of the Company. In this way, the Company makes available reports, including the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, securities transaction reports on Form 3, Form 4, and Form 5, and certain other reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission.

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Financial Report

December 31, 2003

Sturgis Bancorp, Inc. and Subsidiaries

Contents

Independent Auditor's Report

To the Board of Directors and Stockholders
Sturgis Bancorp, Inc. and Subsidiaries
Sturgis, Michigan

We have audited the accompanying consolidated balance sheet of Sturgis Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each year in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sturgis Bancorp, Inc. and Subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each year in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Corporation changed its method of accounting for goodwill in 2002.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

Kalamazoo, Michigan
March 2, 2004

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheet

	December 31	
	2003	2002
Assets		
Cash and due from banks	$ 10,184,272	$ 13,064,101
Federal funds sold	283,905	-
Other short-term investments	27,124	7,183
Total cash and cash equivalents	10,495,301	13,071,284
Interest-bearing deposits in banks	15,339,462	23,018,375
Securities - Held-to-maturity (Note 2)	10,938,761	12,590,709
Securities - Available for sale (Note 2)	4,026,250	-
Federal Home Loan Bank stock, at cost	4,274,700	4,115,400
Loans held for sale	1,321,674	7,437,506
Loans, net (Note 3)	215,527,565	212,043,350
Real estate owned	749,899	1,358,759
Bank owned life insurance (Note 10)	6,628,534	6,335,429
Accrued interest receivable	1,591,414	1,731,948
Investment in limited partnerships (Note 5)	1,192,077	161,080
Premises and equipment, net (Note 6)	6,488,123	6,641,980
Goodwill, net of accumulated amortization (Note 1)	5,109,419	5,109,419
Originated mortgage servicing rights (Note 4)	1,974,988	1,501,922
Other assets	1,679,426	1,567,296
Total assets	**$ 287,337,593**	**$ 296,684,457**

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet (Continued)

	December 31 2003	December 31 2002
Liabilities and Stockholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 12,282,992	$ 12,747,121
Interest bearing (Note 7)	187,637,221	189,816,675
Total deposits	199,920,213	202,563,796
Federal Home Loan Bank advances (Note 8)	55,804,670	64,381,396
Deferred federal income taxes (Note 9)	483,865	306,667
Accrued interest payable	678,547	935,954
Other liabilities	1,291,947	1,044,116
Total liabilities	258,179,242	269,231,929
Stockholders' Equity (Notes 1, 11, and 12)		
Preferred stock - $1 par value:		
Authorized - 1,000,000 shares		
Issued and outstanding – 0 shares		
Common stock – $1 par value:		
Authorized – 9,000,000 shares		
Issued and outstanding – 2,808,535 shares and 2,799,535 shares at December 31, 2003 and 2002, respectively	2,808,535	2,799,535
Additional paid-in capital	17,805,688	17,732,617
Accumulated other comprehensive income	1,650	-
Retained earnings	8,542,478	6,920,376
Total stockholders' equity	29,158,351	27,452,528
Total liabilities and stockholders' equity	**$ 287,337,593**	**$ 296,684,457**

See Notes to Consolidated Financial Statements.

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Statement of Income

	Year Ended December 31		
	2003	2002	2001
Interest Income			
Loans	$ 13,820,902	$ 15,729,020	$ 18,276,561
Investment securities :			
Taxable	870,309	1,209,703	996,892
Tax-exempt	137,235	142,034	93,422
Dividends	417,152	329,935	571,592
Total interest income	15,245,598	17,410,692	19,938,467
Interest Expense			
Deposits	4,134,633	5,042,699	6,369,577
Federal Home Loan Bank advances	2,882,640	3,371,401	4,031,835
Total interest expense	7,017,273	8,414,100	10,401,412
Net Interest Income	8,228,325	8,996,592	9,537,055
Provision for Loan Losses (Note 3)	819,709	1,494,916	1,056,194
Net Interest Income – After provision for loan losses	7,408,616	7,501,676	8,480,861
Noninterest Income			
Service charges and other fees	1,438,125	1,536,181	1,634,957
Investment brokerage commission income	846,902	970,737	796,688
Mortgage banking activities	2,662,112	2,028,497	1,508,451
Trust fee income	485,327	478,653	492,803
Increase in value of bank owned life insurance	293,105	332,470	2,959
Other income	24,871	46,128	46,922
Total noninterest income	5,750,442	5,392,666	4,482,780
Noninterest Expenses			
Salaries and employee benefits (Note 10)	4,921,978	4,651,787	4,011,629
Occupancy and equipment	1,385,120	1,304,802	1,408,876
Data processing	753,998	651,991	592,805
Professional services	376,751	353,039	367,586
Amortization of goodwill	-	-	574,864
Real estate owned expense	225,063	201,698	139,762
Advertising expense	220,850	176,265	180,177
Other	1,694,195	1,646,444	1,597,104
Total noninterest expenses	9,577,955	8,986,026	8,872,803
Income – Before income tax expense	3,581,103	3,908,316	4,090,838
Income Taxes (Note 9)	976,014	1,117,929	1,302,901
Net Income	**$ 2,605,089**	**$ 2,790,387**	**$ 2,787,937**
Basic Earnings Per Share	**$ 0.93**	**$ 0.95**	**$ 0.90**
Diluted Earnings Per Share	**$ 0.93**	**$ 0.95**	**$ 0.90**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance – January 1, 2001	$ 3,101,534	$ 10,435,912	$ -	$ 12,977,950	$ 26,515,396
Transfer of retained earnings to additional paid-in capital	-	10,000,000	-	(10,000,000)	-
Net income	-	-	-	2,787,937	2,787,937
Cash dividends ($.26 per share)	-	-	-	(806,399)	(806,399)
Balance – December 31, 2001	3,101,534	20,435,912	-	4,959,488	28,496,934
Stock redemption	(301,999)	(2,703,295)	-	-	(3,005,294)
Net income	-	-	-	2,790,387	2,790,387
Cash dividends ($.28 per share)	-	-	-	(829,499)	(829,499)
Balance – December 31, 2002	2,799,535	17,732,617	-	6,920,376	27,452,528
Net income	-	-	-	2,605,089	2,605,089
Change in unrealized gain on securities available for sale, net of tax effect of $850	-	-	1,650	-	1,650
Total comprehensive income					2,606,739
Stock options exercised	9,000	73,071	-	-	82,071
Cash dividends ($.35 per share)	-	-	-	(982,987)	(982,987)
Balance – December 31, 2003	**$ 2,808,535**	**$ 17,805,688**	**$ 1,650**	**$ 8,542,478**	**$ 29,158,351**

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

	Year Ended December 31		
	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 2,605,089	$ 2,790,387	$ 2,787,937
Adjustments to reconcile net income to net cash from operating activities			
Depreciation	624,228	605,318	670,844
Amortization of mortgage servicing rights	826,420	1,155,206	1,100,901
Provision for loan losses	819,709	1,494,916	1,056,194
Deferred income taxes	176,348	58,334	(1,667)
Accretion and amortization of securities	95,270	61,319	3,040
Gain on sale of loans	(2,743,952)	(2,032,156)	(1,749,768)
Proceeds from the sale of loans held for sale	126,277,169	108,718,408	74,319,076
Loans originated for sale	(118,716,871)	(111,084,772)	(77,333,342)
Gain on real estate owned	(17,275)	(37,685)	(35,329)
Loss on disposal of premises and equipment	48,467	-	74,110
Loss of equity in limited partnership	19,003	63,000	18,000
Loss on sale of available for sale securities	36,342	-	-
Loss on impairment of investment	75,000	-	-
Increase in cash value of bank owned life insurance	(293,105)	(332,470)	(2,959)
Stock dividend from Federal Home Loan Bank stock	(159,300)	-	-
Net change in:			
(Increase) decrease in accrued interest and other assets	28,404	(429,008)	(544,155)
Increase (decrease) in accrued interest and other liabilities	(8,505)	142,755	230,202
Net cash provided by operating activities	9,692,441	1,173,552	593,084
Cash Flows from Investing Activities			
Net change in interest-bearing deposits in banks	7,678,913	(12,176,995)	(3,673,612)
Proceeds from maturities of securities held-to-maturity	360,000	1,105,000	4,630,000
Purchases of securities held-to-maturity	-	(10,213,700)	(1,425,000)
Principal reductions of mortgage-backed securities	1,121,678	361,147	223,490
Purchase of securities available for sale	(13,099,117)	(9,235,451)	-
Proceeds from sales of securities available for sale	9,039,025	9,235,451	-
Purchase of Federal Home Loan Bank stock	-	-	(617,900)
Net (increase) decrease in loans	(5,001,089)	4,022,934	2,994,155
Proceeds from sale of real estate owned	1,323,300	682,839	445,113
Purchase of investment in limited partnership	(1,050,000)	-	-
Additions to premises and equipment	(541,881)	(877,138)	(381,990)
Proceeds from the sale of premises and equipment	23,043	-	355,190
Purchase of bank owned life insurance	-	-	(6,000,000)
Net cash used in investing activities	(146,128)	(17,095,913)	(3,450,554)

See Notes to Consolidated Financial Statements.

Sturgis Bancorp, Inc. and Subsidiaries

Consolidated Statement of Cash Flows (Continued)

	Year Ended December 31		
	2003	2002	2001
Cash Flows from Financing Activities			
Net increase in demand and savings account deposits	9,060,424	6,016,796	8,657,724
Net increase (decrease) in certificates of deposit	(11,704,007)	17,417,173	(4,861,501)
Repayment of FHLB advances	(14,452,264)	(28,367,374)	(36,433,513)
Proceeds from FHLB advances	5,875,538	22,671,907	39,100,000
Cash dividends paid on common stock	(982,987)	(829,499)	(806,399)
Stock options exercised	81,000	-	-
Stock redemption	-	(3,005,294)	-
Net cash provided by (used in) financing activities	(12,122,296)	13,903,709	5,656,311
Net Increase (Decrease) in Cash and Cash Equivalents	(2,575,983)	(2,018,652)	2,798,841
Cash and Cash Equivalents - Beginning of year	13,071,284	15,089,936	12,291,095
Cash and Cash Equivalents - End of year	**$ 10,495,301**	**$ 13,071,284**	**$ 15,089,936**

Supplemental Information			
Cash paid (received) for:			
Interest	$ 7,274,680	$ 8,471,931	$ 10,436,770
Income taxes	1,288,033	1,374,118	1,730,136
Noncash Investing and Financing Activities:			
Loans transferred to real estate owned	$ 697,165	$ 1,552,740	$ 847,550

See Notes to Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Consolidation – The consolidated financial statements include the accounts of Sturgis Bancorp, Inc. (the Corporation) and its wholly owned subsidiary, Sturgis Bank & Trust Company (the Bank), which includes the Bank's wholly owned subsidiaries, Oakleaf Financial Services, Inc., Ludington Service Corporation, First Michiana Development Corporation of Sturgis and Oak Mortgage, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

The Bank formed Sturgis Bancorp, Inc., a holding company, on January 1, 2002 via an equal exchange of shares of Sturgis Bank & Trust Co. common stock for Sturgis Bancorp, Inc. common stock. For comparative financial statement purposes, the 2001 financial statements of Sturgis Bank & Trust Co. and Subsidiaries are titled Sturgis Bancorp, Inc. and Subsidiaries as the formation of the holding company had no impact on the capital structure of the consolidated entity.

Use of Estimates – In preparing consolidated financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of real estate owned, deferred tax assets, mortgage servicing rights, and the impairment of goodwill.

Nature of Operations – The Corporation operates predominately in the south-western portion of Michigan's lower peninsula. Its primary services include accepting deposits, making commercial and mortgage loans, engaging in mortgage banking activities, and providing investment brokerage advisory services.

Segment Reporting – While management monitors the revenue streams of various products and services offered, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Corporation's operations are considered by management to be aggregated in one reportable operating segment.

Significant Group Concentrations of Credit Risk – Most of the Corporation's activities are with customers located within Michigan. Note 2 discusses the types of securities in which the Corporation invests. Note 3 discusses the types of lending in which the Corporation engages. The Corporation's loan portfolio is concentrated in residential first-mortgage loans. The Corporation does not have any significant concentrations to any one industry or customer.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents – For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and other short-term investments, all of which mature within ninety days.

Interest-bearing Deposits in Banks – Interest-bearing deposits in banks mature within ten years and are carried at cost.

Securities – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost, that are deemed to be other than temporary, are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock – The Corporation's minimum investment in the stock of the Federal Home Loan Bank of Indianapolis (FHLB) is an amount equal to at least one percent of the unpaid principal balances of the Corporation's residential mortgage loans or 0.3 percent of its total assets, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value and are recorded at cost.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.

Loans – The Corporation grants mortgage, commercial, and consumer loans to customers. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Note 1 - Summary of Significant Accounting Policies (Continued)

Loans that management has the intent and ability to hold for the forseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Note 1 - Summary of Significant Accounting Policies (Continued)

The allowance consists of specific, general and unallocated components. The specific components relate to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

Note 1 - Summary of Significant Accounting Policies (Continued)

Servicing – Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

Off-Balance Sheet Instruments – In the ordinary course of business, the Corporation has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

In November, 2002, the FASB issued Interpretation No. 45, (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation have been applied on a prospective basis to guarantees issued or modified after December 31, 2002. However, the value of such guarantees is immaterial and the adoption of this Standard did not have a material effect on the Corporation's financial statements.

Rate Lock Commitments – On March 13, 2002, the Financial Accounting Standards Board determined that loan commitments related to the organization or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, the Corporation adopted such accounting on July 1, 2002.

Note 1 - Summary of Significant Accounting Policies (Continued)

The Corporation enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

The cumulative effect of adopting SFAS No. 133 for rate lock commitments as of July 1, 2002 was not material.

Real Estate Owned – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of the foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Investment in Limited Partnerships – The Corporation has investments in limited partnerships that are structured to generate low income housing tax credits and an investment in a Michigan partnership structured to generate commissions from the sale of title insurance. The Corporation accounts for these investments under the equity method, whereby the Corporation annually records its proportionate share of partnership profits and losses as an adjustment to the carrying value of the investment.

Note 1 - Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets - Effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 142. Goodwill and Other Intangible Assets, which changes the Company's accounting for goodwill and other intangible assets acquired in a business combination. Generally, intangible assets that meet certain criteria are recognized and subsequently amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized. However, such assets are tested for impairment at adoption of SFAS 142 and at least annually thereafter. No impairment loss was recognized upon the adoption of SFAS 142.

The following table adjusts net income as reported by excluding goodwill amortization:

	2003	2002	2001
Reported net income	$ 2,605,089	$ 2,790,387	$ 2,787,937
add back:Goodwill amortization, net of tax effects	-	-	379,410
Adjusted net income	**$ 2,605,089**	**$ 2,790,387**	**$ 3,167,347**
Basic earnings per share:			
Reported net income	$ 0.93	$ 0.95	$ 0.90
add back:Goodwill amortization, net of tax effects	-	-	0.12
Adjusted net income	**$ 0.93**	**$ 0.95**	**$ 1.02**
Diluted earnings per share:			
Reported net income	$ 0.93	$ 0.95	$ 0.90
add back:Goodwill amortization, net of tax effects	-	-	0.12
Adjusted net income	**$ 0.93**	**$ 0.95**	**$ 1.02**

Note 1 - Summary of Significant Accounting Policies (Continued)

Premises and Equipment - Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Corporation is qualified under provisions of the Internal Revenue Code that permit it to deduct from taxable income a provision for bad debts in excess of such provision charged to income in the consolidated financial statements. Accordingly, retained earnings at December 31, 2003 and 2002 include approximately $918,000 for which no provision for federal income taxes has been made. Unrecognized deferred taxes on this amount are approximately $312,000. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes would be imposed at the then applicable rates.

Stock Compensation Plans - In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an Amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results in both annual and interim financial statements. This Statement was effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25, "Accounting for Stock-Based Compensation," for all employee stock option grants and has elected to disclose pro forma net income and earnings per share amounts as if the fair-value based method had been applied in measuring compensation costs.

Note 1 - Summary of Significant Accounting Policies (Continued)

The Bancorp's as reported and the pro forma information for the years ended December 31, follows:

	Year Ended December 31		
	2003	2002	2001
As reported net income available to common shareholders	$ 2,605,089	$ 2,790,387	$ 2,787,937
Less: stock-based compensation expense determined under fair value method, net of tax	26,865	93,887	217,081
Pro forma net income	$ 2,578,224	$ 2,696,500	$ 2,570,856
As reported earnings per share	$ 0.93	$ 0.95	$ 0.90
Pro forma earnings per share	$ 0.92	$ 0.92	$ 0.83
As reported earnings per diluted share	$ 0.93	$ 0.95	$ 0.90
Pro forma earnings per diluted share	$ 0.92	$ 0.92	$ 0.83

Compensation expense in the pro forma disclosures is not indicative of future amounts, as options vest over several years and additional grants may be made.

Earnings Per Common Share – Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

	2003	2002	2001
Net income	$ 2,605,089	$ 2,790,387	$ 2,787,937
Weighted average number of common shares outstanding	2,808,461	2,949,874	3,101,534
Effect of dilutive options	3,007	2,365	-
Weighted average number of common shares outstanding used to calculate diluted earnings per common share	2,811,468	2,952,239	3,101,534

Note 1 - Summary of Significant Accounting Policies (Continued)

Comprehensive Income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Reclassification – Certain amounts appearing in the prior year's financial statements have been reclassified to conform to the current year's financial statements.

Note 2 - Securities

The amortized cost and estimated fair value of securities with gross unrealized gains and losses, follows:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities:				
Mortgage-backed	$ 4,023,750	$ 2,500	$ -	$ 4,026,250
Held-to-maturity securities:				
Obligations of states and political subdivisions	$ 2,817,060	$ 75,961	$ (5,803)	$ 2,887,218
Mortgage-backed	7,696,701	32,474	(20,987)	7,708,188
Other securities	425,000	-	-	425,000
Total held-to-maturity securities	$ 10,938,761	$ 108,435	$ (26,790)	$ 11,020,406

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity securities:				
Other securities	$ 500,000	$ -	$ -	$ 500,000
Obligations of states and political subdivisions	3,177,986	71,118	-	3,249,104
Mortgage-backed	8,912,723	136,491	(5,618)	9,043,596
Total held-to-maturity securities	$ 12,590,709	$ 207,609	$ (5,618)	$ 12,792,700

Note 2 - Securities (Continued)

Securities with a carrying value of $1,413,296 (market value of $1,434,580) were pledged at December 31, 2003 to secure uninvested trust funds. Securities with a carrying value of $215,000 (market value of $209,208) were pledged at December 31, 2003 to secure U.S. Treasury Tax & Loan payments.

The amortized cost and fair value of securities of debt securities by contractual maturity, at December 31, 2003, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 415,133	$ 419,111	$ -	$ -
Due in one through five years	584,500	610,493	-	-
Due after five years through ten years	404,131	423,034	-	-
Due after ten years	1,838,296	1,859,580	-	-
Total	3,242,060	3,312,218	-	-
Mortgage-backed securities	7,696,701	7,708,188	4,023,750	4,026,250
Total	$ 10,938,761	$ 11,020,406	$ 4,023,750	$ 4,026,250

For the years ended December 31, 2003, 2002 and 2001, proceeds from sales of securities available for sale amounted to $9,039,025, $9,235,451 and $0, respectively. Gross realized losses amounted to $36,342, $0 and $0 for the years ended December 31, 2003, 2002, and 2001, respectively. The tax benefit applicable to these net realized losses amounted to $12,356, $0 and $0, respectively.

Note 3 - Loans

A summary of the balances of loans follows:

	2003	2002
Mortgage loans on real estate:		
Residential 1-4 family	$ 118,704,063	$ 127,770,040
Commercial	66,409,463	50,440,340
Construction - Residential	10,174,106	8,038,367
Construction - Commercial	4,891,400	3,806,000
	200,179,032	190,054,747
Commercial loans	14,784,475	15,072,501
Consumer installment loans:		
Consumer and installment	8,324,967	11,354,651
Other	1,129,623	569,566
	9,454,590	11,924,217
Subtotal	224,418,097	217,051,465
Less:		
Allowance for loan losses	2,294,157	1,920,037
Unearned interest	18,262	16,925
Undisbursed portion of loans in process - Residential	3,757,494	2,885,243
Undisbursed portion of loans in process - Commercial	3,138,158	282,126
Subtotal	215,210,026	211,947,134
Add:		
Deferred loan origination and other fees	317,539	96,216
Loans, net	$ 215,527,565	$ 212,043,350

Note 3 - Loans (Continued)

An analysis of the allowance for loan losses follows:

	2003	2002	2001
Balance – Beginning of year	$ 1,920,037	$ 1,300,000	$ 803,744
Provision for loan losses	819,709	1,494,916	1,056,194
Loans charged off	(516,174)	(950,106)	(607,217)
Recoveries of loans previously charged off	70,585	75,227	47,279
Balance – End of year	$ 2,294,157	$ 1,920,037	$ 1,300,000

The following is a summary of information pertaining to impaired loans:

	2003	2002	2001
Impaired loans with a valuation allowance	$ 3,049,619	$ 971,607	$ 1,071,876
Impaired loans without a valuation allowance	-	-	-
Total impaired loans	$ 3,049,619	$ 971,607	$ 1,071,876
Valuation allowance related to impaired loans	$ 466,595	$ 265,663	$ 91,881

	2003	2002	2001
Average investment in impaired loans	$ 3,027,784	$ 1,257,324	$ 965,274
Interest income recognized on impaired loans	$ 134,029	$ 49,937	$ 24,115
Interest income recognized on a cash basis on impaired loans	$ 144,003	$ 47,394	$ 24,115

No additional funds are committed to be advanced in connection with impaired loans.

Note 4 - Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balance of mortgages and other loans serviced for others approximated $217,000,000 and $178,500,000 at December 31, 2003 and 2002, respectively.

The fair values of these rights were $2,346,913 and $1,567,794 at December 31, 2003 and 2002, respectively. The fair value of servicing rights was determined using the discount rate of 8.0 percent and prepayment speeds ranging from 6.0 percent to 9.0 percent, depending upon the stratification of the specific right.

The following summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in related valuation allowances:

	2003	2002	2001
Mortgage servicing rights capitalized	$ 1,299,486	$ 1,375,920	$ 966,128
Mortgage servicing rights amortized	$ (1,077,998)	$ (881,354)	$ (526,036)
Valuation allowances:			
Balance at beginning of year	$ (273,852)	$ -	$ -
Additions	(37,387)	(273,852)	-
Reductions	288,965	-	-
Write-downs	-	-	-
Balance at end of year	$ (22,274)	$ (273,852)	$ -

Note 5 - Real Estate Investment - Limited Partnership

In February of 2003, the Corporation acquired a 24.75 percent interest in an Indiana limited partnership formed to construct and operate multi-family housing units. All income, expenses and tax credits will be allocated to the Corporation based upon ownership percentage. The Corporation as an investor is able to exercise influence over operating and financial policies of the management through provisions of the partnership agreement that require a majority approval of the limited partners. At such time as the project is sold, the limited partners will receive a share of the net proceeds proportionate to the limited partners' outstanding capital balance. Under the terms of the limited partnership agreement, the Corporation contributed $1,050,000 in cash, and is allocated tax losses and affordable housing federal income tax credits.

Condensed financial information for the investee partnership is summarized as follows.

	December 31, 2003
Balance Sheet:	
Cash	$ 28,545
Bond fund	3,687,763
Accounts receivable	51,254
Loans to affiliates, net	62,000
Development costs	10,727,142
Other assets	13,597
Total assets	$ 14,570,301
Accounts payable	$ 11,134
Accrued interest	35,127
Bridge loan	2,100,000
Note payable - mortgage	8,900,000
Note payable - developer	1,280,190
Partners' equity	2,243,850
Total liabilities and partners' equity	$ 14,570,301
Operation - Net income	$ -

Note 6 - Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2003	2002
Land	$ 701,677	$ 666,993
Land improvements	46,807	40,489
Office buildings	6,178,087	5,652,030
Furniture, fixtures and equipment	3,459,929	4,607,664
Construction in progress	-	485,569
Total bank premises and equipment	10,386,500	11,452,745
Less accumulated depreciation	(3,898,377)	(4,810,765)
Net carrying amount	$ 6,488,123	$ 6,641,980

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 amounted to $624,228, $605,318, and $670,844, respectively.

Note 7 - Deposits

Interest bearing deposit balances at December 31 are summarized as follows:

	2003	2002
Savings deposits	$ 43,604,746	$ 40,890,720
NOW accounts	57,534,598	50,724,071
Time:		
$100,000 and over	29,440,282	34,452,825
Under $100,000	57,057,595	63,749,059
Total interest-bearing	$ 187,637,221	$ 189,816,675

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$ 28,560,353
2005	22,152,150
2006	4,761,856
2007	14,096,818
2008	11,829,147
Thereafter	5,097,553
Total	$ 86,497,877

Note 8 - Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Indianapolis ("FHLB") are collateralized by FHLB stock and residential and commercial non-employee mortgage loans. The unpaid principal balance of pledged loans was approximately $140,000,000 and $99,000,000 at December 31, 2003 and December 31, 2002, respectively. Total short-term advances, including advances under a separate line of credit with the FHLB, consisted of $5,875,538 at December 31, 2003 at an interest rate of 1.11% with an average balance for the year of approximately $1,930,000 and an average interest rate of 1.27%. Total short-term advances, including advances under a separate line of credit with the FHLB, consisted of $6,671,907 at December 31, 2002 at an interest rate of 1.33% with an average balance for the year of approximately $3,400,000 and an average interest rate of 1.85%. Maximum amounts outstanding on the short-term advances for the years 2003 and 2002 were approximately $12,500,000 and $13,700,000, respectively.

In addition to advances received under a master "Advances, Pledge and Security Agreement" with the FHLB, the Bank also has an available line of credit with the FHLB which provides for additional funds of up to $10,000,000 at December 31, 2003 and expires in March, 2004. Advances outstanding under the line of credit bear interest at a rate of approximately 42 basis points over the rate paid by the FHLB on their time deposits (an effective rate of 1.11% and 1.33 % at December 31, 2003 and 2002, respectively). Included in the above total short-term advances is an outstanding balance on the line of credit of $1,875,538 and $1,671,907 at December 31, 2003 and 2002, respectively.

The Bank had approximately $49,929,132 and $57,709,489 in long-term advances from FHLB at December 31, 2003 and 2002, respectively. Interest rates range from 1.11% to 7.34% with maturities ranging from January, 2003 to February, 2012.

Annual payments of FHLB long-term advances are as follows:

2004		$ 3,025,849
2005		2,557,211
2006		3,346,072
2007		-
2008		10,000,000
2009 and thereafter		31,000,000
	Total	$ 49,929,132

The advances are subject to prepayment penalties subject to the provisions and conditions of the credit policy of FHLB.

Note 9 - Federal Income Taxes

Sturgis Bancorp, Inc. and Subsidiaries file a consolidated federal income tax return. The following is a summary of the provision for income taxes for the three years ended December 31:

	2003	2002	2001
Current expense	$ 799,666	$ 1,059,595	$ 1,304,568
Deferred (benefit) expense	176,348	58,334	(1,667)
Total income tax expense	$ 976,014	$ 1,117,929	$ 1,302,901

A reconciliation of the difference between total federal income tax expense and the amount computed by applying the statutory tax rates to income before income taxes is as follows:

	2003	2002	2001
Amount computed at statutory rates	$ 1,217,575	$ 1,328,827	$ 1,390,885
Dividends received deduction	(10,054)	(4,256)	(9,351)
Tax-exempt income from Bank owned life insurance	(99,655)	(113,040)	-
Tax-exempt interest income	(51,603)	(58,866)	(37,903)
Low income housing tax credits	(76,367)	(75,000)	(75,000)
Other, net	(3,882)	40,264	34,270
Total	$ 976,014	$ 1,117,929	$ 1,302,901

Note 9 - Federal Income Taxes (Continued)

The components of the net deferred tax asset (liability) are as follows:

	2003	2002
Deferred tax assets:		
Investment impairment	$ 25,500	$ -
Allowance for loan losses	600,611	504,928
Other	10,895	11,156
Total deferred tax assets	637,006	516,084
Deferred tax liabilities:		
Deferred loan fees	(232,089)	(259,953)
Mortgage servicing rights	(540,746)	(299,981)
Amortization	(190,940)	(33,466)
Depreciation	(149,949)	(121,476)
Other	(7,147)	(107,875)
Total deferred tax liabilities	(1,120,871)	(822,751)
Valuation allowance	-	-
Net deferred tax liability	$ (483,865)	$ (306,667)

Note 10 - Retirement Benefits

The Corporation is a participant in the multi-employer Financial Institutions Retirement Fund (FIRF or the Plan), which covers substantially all of its officers and employees. The defined benefit plan, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Corporation's contributions are determined by FIRF and generally represent the normal cost of the Plan. Specific Plan assets and accumulated benefit information for the Bank's portion of the Fund are not available. Under the Employee Retirement Income Security Act (ERISA), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Bank has no present intention to withdraw from the Fund. The expense of the Plan allocated to the Bank for the years ended December 31, 2003, 2002 and 2001 amounted to $239,353, $194,273 and $177,753, respectively.

Effective January 1, 2002, the Corporation began sponsoring a non-qualified defined benefit plan to provide supplemental retirement benefits for certain executives. The following table sets forth the plan activity and other information as of and for the years ended December 31, 2003 and 2002.

	2003
Plan assets at fair value	$ -
Benefit obligation	177,280
Underfunded status	$ (177,280)
Pension liability	$ 177,280
Intangible assets	$ 116,240
Net periodic pension cost	$ 36,995
Change in minimum liability	$ 116,240
Actuarial assumptions:	
Weighted average discount rate	6.00%
Increase in future compensation levels	4.00%

To fund the supplemental retirement benefit obligation, the Corporation has purchased insurance policies on the lives of the participants with the Corporation as the owner and beneficiary of the policies. At December 31, 2003 and 2002, the cash value of all corporate owned life insurance policies on the participants and other officers available to fund future benefit obligations, amounted to $6,628,534 and $6,335,429, respectively. There were no supplemental retirement benefits paid by the plan during 2003 or 2002.

Note 11 - Common Stock and Options

Effective May, 1998, two of the Bank's three stock option plans, formerly referred to as the "Director Plan" and the "Employee Plan", expired. The remaining stock option plan, referred to as the "New Director Plan", which expired on December 31, 1999, provided for the granting of options to the Bank's directors. Options granted expire ten years and one day following the date of grant unless an individual ceases to be a director prior to that time for reasons other than death or disability, in which case the options expire thirty days after cessation of director status. If cessation of director status results from death or disability, the options expire ninety days after cessation of director status.

Options granted under the former Director Plan expire under the same terms as the New Director Plan. Options granted under the former Employee Plan expire ten years after the date of grant, unless employment is terminated prior to that time for reasons other than death or disability, in which case the options expire 30 days after termination or employment. If employment with the Bank is terminated by reason of death or disability, the options expire ninety days after termination of employment. One-third of the granted shares are exercisable after one year, two-thirds after two years and one hundred percent after three years.

Note 11 - Common Stock and Options (Continued)

The following is a summary of the activity with respect to the Corporation's stock option plans for the years ended December 31, 2003, 2002, and 2001:

	Number of Shares	Weighted-Average Exercise Price Per Share
Outstanding - January 1, 2001	126,402	$ 13.28
Granted	-	-
Cancelled	(2,551)	13.56
Exercised	-	-
Outstanding - December 31, 2001	123,851	13.28
Granted	-	-
Cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2002	123,851	13.28
Granted	-	-
Cancelled	(3,275)	13.66
Exercised	(9,000)	9.00
Outstanding - December 31, 2003	111,576	$ 13.62

For options outstanding at December 31, 2003, the exercise price per share ranged from $9.00 to $15.88 and the weighted-average remaining contractual life of the options was approximately 51 months.

Note 12 - Minimum Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Corporation met all capital adequacy requirements to which it is subject.

Note 12 - Minimum Regulatory Capital Requirements (Continued)

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Corporation as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, an institution must maintain minimum total risk-based, Tier 1 risked-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Corporation's and Bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table.

	Actual		For Capital Adequacy Purposes			To be Well-capitalized		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2003:								
Total capital (to risk-weighted assets)								
Consolidated	$ 26,028	12.5%	$ 16,705	≥	8.0%	$ 20,881	≥	10.0%
Bank	$ 25,522	12.3%	$ 16,643	≥	8.0%	$ 20,804	≥	10.0%
Tier 1 capital (to risk-weighted assets)								
Consolidated	$ 23,734	11.4%	$ 8,352	≥	4.0%	$ 12,529	≥	6.0%
Bank	$ 23,228	11.2%	$ 8,321	≥	4.0%	$ 12,482	≥	6.0%
Tier 1 capital (to adjusted assets)								
Consolidated	$ 23,734	8.4%	$ 11,248	≥	4.0%	$ 14,060	≥	5.0%
Bank	$ 23,228	8.3%	$ 11,229	≥	4.0%	$ 14,036	≥	5.0%
As of December 31, 2002:								
Total capital (to risk-weighted assets)								
Consolidated	$ 24,007	12.0%	$ 15,952	≥	8.0%	$ 19,940	≥	10.0%
Bank	$ 24,985	12.5%	$ 16,006	≥	8.0%	$ 20,007	≥	10.0%
Tier 1 capital (to risk-weighted assets)								
Consolidated	$ 22,087	11.1%	$ 7,976	≥	4.0%	$ 11,964	≥	6.0%
Bank	$ 23,065	11.5%	$ 8,003	≥	4.0%	$ 12,004	≥	6.0%
Tier 1 capital (to adjusted assets)								
Consolidated	$ 22,087	7.5%	$ 11,848	>	4.0%	$ 14,810	>	5.0%
Bank	$ 23,065	7.8%	$ 11,848	≥	4.0%	$ 14,810	≥	5.0%

Note 13 - Off-balance Sheet Activities

Credit Related Financial Instruments - The Corporation is a party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing need of its customer. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance sheet instruments.

At December 31, 2003 and 2002, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2003	2002
Commitments to grant loans	$ 12,910,000	$ 4,700,000
Unfunded commitments under lines of credit	33,662,000	23,000,000
Commercial and standby letters of credit	230,000	300,000

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized, may not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. All letters of credit issued have expiration dates within one year.

Note 13 - Off-balance Sheet Activities (Continued)

Collateral Requirements – To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies – Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

Note 14 – Related Party Transactions

In the ordinary course of business, the Corporation has granted loans to principal officers, directors and affiliates. A summary of the related party loan transactions for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Related party loans outstanding at the beginning of the year	$ 1,379,152	$ 1,170,943
Advances	1,153,570	834,538
Principal repayments	(806,201)	(626,329)
Related party loans outstanding at the end of the year	$ 1,726,521	$ 1,379,152

Deposits from related parties held by the Bank at December 31, 2003 and 2002 approximated $6,000,000 and $7,000,000, respectively.

Note 15 - Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and short-term instruments approximate fair values.

Interest-bearing Deposits in Banks - The carrying amounts of interest-bearing deposits maturing within ninety days approximate their fair values. Fair values of other interest-bearing deposits are estimated using discounted cash flow analyses based on current rates for similar types of deposits.

Securities - Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock and other securities approximate fair value based on the redemption provisions of the Federal Home Loan Bank. If quoted market prices are not available, fair values are based on quoted market prices of comparable investment.

Mortgage Loans Held for Sale - Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans Receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted for estimated credit losses. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Note 15 - Fair Value of Financial Instruments (Continued)

Deposit Liabilities – The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Advances – The carrying amount of short-term FHLB advances is a reasonable estimate of their fair value due to their variable interest rates and short-term maturities. The estimated fair value of long-term FHLB is determined by discounting the future cash flows of outstanding advances using rates currently available on advances from the FHLB with similar characteristics.

Accrued Interest – The carrying amounts of accrued interest approximate fair value.

Off-balance Sheet Instruments – Fair values for off-balance-sheet, credit related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standing.

Note 15 - Fair Value of Financial Instruments (Continued)

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments, are as follows (000s omitted):

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 10,495	$ 10,495	$ 13,071	$ 13,071
Interest-bearing deposits in banks	15,339	15,560	23,018	23,342
Held-to-maturity investment securities	10,939	11,020	12,591	12,792
Available-for-sale investment securities	4,026	4,026		
FHLB stock	4,274	4,274	4,115	4,115
Loans held for sale	1,322	1,323	7,437	7,522
Loans in portfolio, net	215,528	218,153	212,043	221,003
Accrued interest receivable	1,591	1,591	1,732	1,732
Financial liabilities:				
Deposits	199,920	202,203	202,564	198,121
Accrued interest payable	679	679	936	936
FHLB advances	55,805	57,932	64,381	63,254

Note 16 - Condensed Financial Statements of Parent Company

Sturgis Bancorp, Inc., the parent company, was formed January 1, 2002 (Note 1). The financial statements of the parent company as of December 31, 2003 and 2002 are presented below:

Balance Sheet

	December 31,	
	2003	2002
Assets:		
Cash and due from banks	$ 194,547	$ -
Investment in limited partnership	25,000	-
Advances to Sturgis Bank & Trust Company	21,133	-
Other assets	748,425	270,474
Investment in Sturgis Bank & Trust Company	28,653,111	28,430,605
Total assets	$ 29,642,216	$ 28,701,079
Liabilities and stockholders' equity:		
Deferred federal income taxes	$ 483,865	$ 306,667
Advances from Sturgis Bank & Trust Company	-	941,884
Total liabilities	483,865	1,248,551
Stockholders' equity	29,158,351	27,452,528
Total liabilities and stockholders' equity	$ 29,642,216	$ 28,701,079

Note 16 - Condensed Financial Statements of Parent Company (Continued)

Statement of Income	Year Ended December 31,	
	2003	2002
Revenue		
Dividend from Sturgis Bank & Trust Company	$ 2,500,000	$ 3,000,000
Interest income on federal tax refund	761	-
Total revenue	2,500,761	3,000,000
Operating expenses	177,787	217,097
Income before income taxes and equity in undistributed net income of Sturgis Bank & Trust Company	2,322,974	2,782,903
Applicable income tax provision (benefit)	(61,260)	(73,813)
	2,384,234	2,856,716
Undistributed net income of Sturgis Bank & Trust Company	220,855	(66,329)
Net income	$ 2,605,089	$ 2,790,387

Note 16 - Condensed Financial Statements of Parent Company (Continued)

Statement of Cash Flows	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:		
Net income	$ 2,605,089	$ 2,790,387
Adjustments to reconcile net income to net cash from operating activities:		
Equity in undistributed net income of *Sturgis Bank & Trust Company*	(220,855)	66,329
Increase in other assets	(477,951)	(270,474)
Tax benefit of stock options exercised	1,071	-
Net cash provided by operating activities	1,907,354	2,586,242
Cash flows from investing activities:		
Purchase of investment in limited partnership	(25,000)	-
Cash flows from financing activities:		
Stock redeemed	-	(3,005,294)
Stock options exercised	81,000	-
Proceeds from advance from Sturgis Bank & Trust Company	-	1,248,551
Payments on advance from Sturgis Bank & Trust Company	(785,820)	-
Cash dividends paid on common stock	(982,987)	(829,499)
Net cash used in financing activities	(1,687,807)	(2,586,242)
Net increase in cash and cash equivalents	194,547	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ 194,547	$ -

Note 17 - Restriction on Dividends

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. However, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum standards. At December 31, 2003, the Bank's retained earnings available for the payment of dividends totaled $5,234,000. Accordingly, approximately $23,500,000 of the Corporation's investment in the Bank was restricted at December 31, 2003.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank's capital stock and surplus. Funds available for loans or advances by the Bank to the Corporation, amounted to approximately $2,350,000.

Note 18 - Commitments

During the current year, the Corporation purchased an investment for $25,000 in a venture capital company. The Corporation accounts for this investment under the equity method and owns approximately 1.23% of the total. The Corporation has committed to contribute an additional $225,000 in the future as capital is required.

Note 19 - Quarterly Financial Data (Unaudited)

	2003			
	1Q	2Q	3Q	4Q
Interest income	$ 4,089,947	$ 3,922,503	$ 3,648,691	$ 3,584,457
Interest expense	1,905,733	1,792,753	1,688,769	1,630,018
Net interest income	2,184,214	2,129,750	1,959,922	1,954,439
Provision for loan losses	318,688	710,787	53,600	(263,366)
Securities gain (loss)	-	-	-	(36,632)
Net income	764,976	558,059	716,801	565,253
Earnings per share:				
Basic	0.27	0.20	0.26	0.20
Diluted	0.27	0.20	0.25	0.20

	2002			
	1Q	2Q	3Q	4Q
Interest income	$ 4,406,049	$ 4,293,422	$ 4,416,668	$ 4,294,553
Interest expense	2,134,948	2,038,575	2,155,328	2,085,249
Net interest income	2,271,101	2,254,847	2,261,340	2,209,304
Provision for loan losses	580,132	235,125	248,635	430,624
Securities gain (loss)	-	-	-	-
Net income	671,999	606,285	717,688	794,415
Earnings per share:				
Basic	0.22	0.20	0.24	0.28
Diluted	0.22	0.20	0.24	0.28

Sturgis Bancorp, Inc.

Directors

Lawrence A. Franks, Chairman of the Board
Raymond H. Dresser, Jr.
Eric L. Eishen
Leonard L. Eishen
Donald L. Frost
James A. Goethals, Vice Chairman
Philip G. Ward

Executive Officers

Eric L. Eishen, President, Chief Executive Officer
Brian P. Hoggatt, CFO, Secretary/Treasurer
Ronald W. Scheske, Vice President

Sturgis Bank & Trust Company

Directors

James A. Goethals, Chairman of the Board
Raymond H. Dresser, Jr.
Eric L. Eishen
Leonard L. Eishen
Lawrence A. Franks, Vice Chairman
Donald L. Frost
Philip G. Ward

Executive Officers

Eric L. Eishen, President, Chief Executive Officer
Steven L. Gage, Sr. Vice President, Commercial
Brian P. Hoggatt, Sr. Vice President, Chief Financial Officer, Treasurer
Tracey L. Parker, Sr. Vice President, Retail Lending
Ronald W. Scheske, Executive Vice President
David E. Watters, Vice President, Trust Officer

Officers

Jose D. Albarran, Vice President
Donald G. Baldwin, Vice President, Operations
Debora L. Capman, Vice President, Trust Officer
Emily D. Haller, Vice President, Human Resources
Steven A. Haller, Vice President
Jason J. Hyska, Vice President
Gary E. Metz, Vice President
Larry W. Miller, Vice President
Christine M. Moline, Vice President, Private Banking
Janet M. Stahl, Vice President
Jason A. Wagner, Vice President
Sandra J. Cagle, Assistant Vice President
Trudy R. Gloy, Assistant Vice President
Camille M. Wilson, Assistant Vice President